EXHIBIT 1

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Privatization of BCE Inc.	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	12
Financial and Capital Management	17
Updates to Our Regulatory Environment	22
Risks that Could Affect Our Business and Results	24
Our Accounting Policies	26
Controls and Procedures	27
Non-GAAP Financial Measures	27
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2008 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 MD&A), as updated in BCE Inc.’s 2008 First Quarter MD&A dated May 6, 2008 (BCE 2008 First Quarter MD&A) and BCE Inc.’s 2008 Second Quarter MD&A dated August 5, 2008 (BCE 2008 Second Quarter MD&A), respectively. In preparing this MD&A, we have taken into account information available to us up to October 28, 2008, the date of this MD&A.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2008 and 2007.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategies, financial condition, results of operations and business outlooks. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at October 28, 2008. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of the BCE 2007 MD&A entitled Strategic Priorities and Business Outlook and Assumptions for a discussion of certain assumptions we have made in making forward-looking statements. Unless otherwise indicated in this MD&A, in the BCE 2008 First Quarter MD&A or in the BCE 2008 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2007 MD&A remain substantially unchanged.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic conditions; failure to achieve our business objectives; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; competitive risks related to potential changes in foreign ownership restrictions; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; the consummation of the Privatization (as defined immediately following this section under Privatization of BCE Inc.) is still subject to certain terms and conditions and contractual termination rights; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulation banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell ExpressVu); increased pension fund contributions; and health concerns about radio frequency emissions from wireless devices. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Updates to Our Regulatory Environment and Risks that Could Affect Our Business and Results.

2  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. More specifically, such statements do not, unless otherwise specified by us, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2007 MD&A.

PRIVATIZATION OF BCE INC.

As announced on June 30, 2007, BCE Inc. entered into a definitive agreement dated June 29, 2007, as subsequently amended (the Definitive Agreement), relating to its privatization through the proposed acquisition by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity (collectively, the Investor Group) of all of BCE Inc.’s outstanding common and preferred shares (the Privatization).
     The proposed transaction is to be completed through a plan of arrangement (the Arrangement). On July 4, 2008, BCE Inc. and the Purchaser entered into a final agreement (the Final Amending Agreement) further amending the Definitive Agreement. As a result of the execution of the Final Amending Agreement (i) the purchase price remains $42.75 per common share; (ii) the Purchaser and a group of banks, including Citibank N.A., Deutsche Bank AG, The Royal Bank of Scotland PLC, and The Toronto Dominion Bank, have delivered fully negotiated and executed credit documents for the purpose of funding the acquisition of BCE Inc., including an executed credit agreement and other key financing documents; (iii) the reverse break fee payable by the Purchaser in the circumstances contemplated by the Definitive Agreement has been increased to $1.2 billion; (iv) closing is scheduled to occur on or before December 11, 2008; and (v) prior to closing, BCE Inc. will not pay dividends on its common shares but will continue to pay dividends on its preferred shares. In addition, all court and regulatory approvals required in connection with the Privatization have been obtained.
     For more information, refer to the Definitive Agreement, the Final Amending Agreement, BCE Inc.’s material change reports dated July 5, 2007 and July 10, 2008, BCE Inc.’s management proxy circular dated August 7, 2007, the BCE 2008 First Quarter MD&A, the BCE 2008 Second Quarter MD&A and to the BCE 2007 Annual Report, all of which are filed with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) (available on EDGAR at www.sec.gov), and are also available on BCE Inc.’s web site at www.bce.ca.

QUARTER IN REVIEW

Bell’s operating performance continued to make steady progress in Q3 2008 with solid revenue growth from all products in our growth services portfolio (comprised of wireless, video, high-speed Internet, and other services such as information and communications technology (ICT) solutions), a stabilizing rate of revenue erosion in our legacy voice and data services, continued sound financial results from our enterprise and SMB businesses, and disciplined cost control. At the same time, we streamlined our management structure, launched new corporate branding, introduced new service and product enhancements, and identified additional cost saving opportunities in order to achieve a competitive cost structure, while enhancing overall productivity and customer service.
     Revenue growth of 1.8% in Q3 2008 at Bell was driven by higher wireless, video and Internet services revenues, as well as by increased sales of IP and broadband connectivity services and ICT solutions to our business and wholesale customers, which outpaced the decline in revenues from the continued erosion of our local wireline and long distance businesses. Our growth services, which grew by 8% this quarter, accounted for 60% of Bell’s revenues at the end of Q3 2008, up from 57% one year earlier.

BCE INC.  Q3 2008  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     Bell Wireless’ performance in the quarter was driven by steadily improving postpaid results and significant growth from data services and roaming. Building on positive momentum from previous quarters, wireless postpaid subscriber acquisitions gained further traction in Q3 2008, reflecting our attractive promotional offers, the growing demand for high-end data devices, and the greater retail presence of our affiliated brands. This, in combination with lower year-over-year customer churn, resulted in our highest number of Q3 wireless postpaid net activations ever.
     At Bell Wireline, the total number of quarterly residential local line losses decreased year over year for a fourth consecutive quarter in Q3 2008, even with aggressive competition particularly from cable operators, due to the effectiveness of our integrated household marketing campaign, continued solid customer response to our Home Phone service packages, and ongoing customer winback initiatives. This, along with diligent management of the pace of business customer migration to IP-based services, contributed to the progressive improvement in our annualized rate of network access services (NAS) erosion this quarter. Internet subscriber acquisition also showed improved momentum. Our Bell Internet unit reported a 13.8% increase in high-speed net activations this quarter, mainly reflecting the success of our new offers and promotions, product bundling, and ongoing service improvements. With respect to our video business, revenue growth was driven by significantly higher average revenue per user (ARPU) and increased subscriber acquisitions mainly from our direct channels that leveraged the Bell integrated household marketing strategy.
     Bell’s EBITDA(A) grew 2.4% in Q3 2008. The improvement reflected the substantial contribution of our Wireless segment resulting from solid revenue growth and lower subscriber acquisition costs, the continued sound financial performance of our Video, Enterprise and SMB units, prudent expense management and lower net benefit plans cost.
     Operating revenues for BCE remained relatively unchanged in Q3 2008, decreasing by 0.4% year over year, while EBITDA declined 1.4%. These growth rates were noticeably lower than Bell’s, despite Bell’s solid performance this quarter, due to the sale of Telesat Canada (Telesat) on October 31, 2007. As a result of the sale, BCE’s results of operation no longer reflect Telesat’s contribution, while results for Q3 2007 include Telesat.
     BCE’s free cash flow(B) was $89 million in Q3 2008, down from $425 million in the same quarter in 2007. The decrease was attributable to our investment in new wireless spectrum licences purchased for $741 million in the recently completed AWS spectrum licence auction. This use of cash was partly offset by a decrease in cash dividends paid on common shares, lower capital expenditures and increased cash flows from operating activities.

Bell Customer Connections

		TOTAL
	Q3 2008	CONNECTIONS
	NET	SEPTEMBER 30,
(in thousands)	ACTIVATIONS	2008

Network access services (NAS)	(72)	7,536
Wireless (1)	117	6,449
High-speed Internet	33	2,046
Video	7	1,838

(1) Total wireless net activations and end-of-period subscribers include all of Virgin Mobile Canada’s (Virgin) subscribers.

OTHER CORPORATE DEVELOPMENTS

On July 11, 2008, George Cope was appointed to the boards of directors and named President and Chief Executive Officer of BCE Inc. and Bell Canada. The company also announced a streamlined organizational structure, including a new executive team led by Mr. Cope, which reduced the total number of BCE Inc. and Bell executives from 17 to 12.
     During the third quarter, Mr. Cope and his new executive management team implemented a number of marketing, network and new service initiatives as part of a new strategic operating plan which lays the foundation for continuing to move Bell forward as a customer-focused, competitive and cost-efficient communications company.
     As previously announced, Mr. Cope also will lead the company following the completion of its acquisition by the Investor Group.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(B) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Launch of New Corporate Brand

We launched our new corporate brand on August 8, 2008 complete with a new logo, tagline and advertising campaign. The new branding is straightforward and customer-focused, and directly supports our strategy of delivering a better customer experience at every level. The new Bell brand is clear, bold and instantly recognizable, and the advertising that supports it tells our customers exactly what we can and will do for them. The tagline “Today just got better” reflects our commitment as a company to deliver on our goal of being recognized by customers as Canada’s leading communications company. Underlining the straightforward nature of the brand, we have changed the names of some of Bell’s services as part of the launch to make clear exactly what we deliver to customers. Bell ExpressVu’s video service is now Bell TV, Bell Sympatico’s Internet access service is now Bell Internet, and Bell Residential phone service is now Bell Home Phone.

Wireless Network Investment

On October 10, 2008, we announced a strategic initiative to overlay our existing national Third Generation (3G) CDMA/EVDO wireless network with a network technology known as High-Speed Packet Access (HSPA). We are investing in network technology enhancements that will offer our customers across Canada the broadest range and choice possible with the latest 3G wireless services and will set the stage for our move to global Fourth Generation (4G) wireless in the coming years. EVDO is already the dominant 3G standard in Canada and across North America, while HSPA is rapidly becoming the main 3G platform with carriers outside North America. The HSPA overlay is expected to be completed by early 2010 by leveraging our network sharing agreement with TELUS Corporation (TELUS). Each company will build half of the HSPA coverage across Canada, which will reduce our overall deployment cost and accelerate the launch of the new network.

Enhancing Our Broadband Networks

We began the deployment of Nortel Networks’ new high-speed fibre optic equipment (40G Adaptive Optical Engine) in the Toronto-Montréal, Montréal-New York and Toronto-Chicago corridors of our backbone broadband network. The new equipment is expected to speed up traffic in these corridors without the need for laying new fibre. Nortel’s Adaptive Optical Engine transports data at 40 gigabits per second, compared with the current standard of 10 gigabits per second, thereby enabling us to quadruple capacity in these core corridors while continuing to leverage our existing network. Bell is the first carrier in Canada to deploy 40G in its backbone.
     As part of our fibre-to-the-node (FTTN) program, we announced the deployment of high-speed fibre access directly to new condominiums and other multiple-dwelling units (MDUs) throughout the Québec-Windsor corridor. This initiative to deliver high-speed bandwidth directly to new MDUs supports our strategic imperative to invest in broadband networks and services, while enhancing the speed of our Bell Internet service for residents in condominium developments and other new MDUs.

Improving Customer Service

On September 10, 2008, we implemented two new residential customer service programs that support our strategic imperative of improving customer service: Same Day Next Day service and Express Install. With Same Day Next Day service, residential customers with standard service problems can receive fast and free service and repair on any of their Bell home services – Bell Home Phone, Bell Internet or Bell TV. If a service issue cannot be corrected from our offices, we will dispatch a professional technician team to a customer’s home on the same or next day to undertake any necessary repairs. With Express Install, customers can opt to receive next-day installation of Bell TV, Bell Internet and Bell Home Phone service for a one-time fee.

BCE INC.  Q3 2008  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2008				2007		2006

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,460	4,413	4,371	4,527	4,476	4,416	4,368	4,516
EBITDA	1,768	1,741	1,750	1,673	1,793	1,780	1,743	1,642
Depreciation	(619)	(612)	(623)	(617)	(649)	(649)	(632)	(641)
Amortization of intangible assets	(175)	(175)	(195)	(166)	(163)	(155)	(153)	(154)
Restructuring and other	(320)	(71)	(283)	(146)	(78)	(71)	(36)	(91)

Operating income	654	883	649	744	903	905	922	756
Earnings from continuing operations	290	413	291	2,411	447	567	531	719
Discontinued operations	(10)	(21)	(2)	(23)	(7)	133	(2)	(2)

Net earnings	280	392	289	2,388	440	700	529	717
Net earnings applicable to common shares	248	361	258	2,354	406	667	499	699
Included in net earnings:
Net gains/(losses) on investments
Continuing operations	(14)	4	(2)	1,883	7	132	103	410
Discontinued operations	(6)	(20)	–	(13)	–	135	1	2
Restructuring and other	(220)	(48)	(197)	(93)	(43)	(45)	(25)	(66)

Net earnings per common share
Continuing operations – basic	0.32	0.48	0.32	2.95	0.51	0.67	0.62	0.84
Continuing operations – diluted	0.31	0.48	0.32	2.94	0.51	0.67	0.62	0.84
Net earnings – basic	0.31	0.45	0.32	2.93	0.50	0.83	0.62	0.84
Net earnings – diluted	0.30	0.45	0.32	2.92	0.50	0.83	0.62	0.84
Average number of common shares outstanding – basic (millions)	806.0	805.6	805.3	805.2	804.9	803.2	806.0	811.6

6  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q3 2008 and YTD 2008 compared with Q3 2007 and YTD 2007. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
     We have not restated financial information for prior periods to reflect the sale of Telesat on October 31, 2007 as we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result, a comparison of BCE’s performance for Q3 2008 and YTD 2008 as compared to Q3 2007 and YTD 2007 is less meaningful as Q3 2007 and YTD 2007 include Telesat results for the third quarter and first nine months of the year.

CONSOLIDATED ANALYSIS

	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Operating revenues	4,460	4,476	(0.4%)	13,244	13,260	(0.1%)
Cost of revenue, exclusive of depreciation and amortization	(1,102)	(995)	(10.8%)	(3,251)	(2,961)	(9.8%)
Selling, general and administrative expenses	(1,590)	(1,688)	5.8%	(4,734)	(4,983)	5.0%

EBITDA	1,768	1,793	(1.4%)	5,259	5,316	(1.1%)
Depreciation	(619)	(649)	4.6%	(1,854)	(1,930)	3.9%
Amortization of intangible assets	(175)	(163)	(7.4%)	(545)	(471)	(15.7%)
Restructuring and other	(320)	(78)	n.m.	(674)	(185)	n.m.

Operating income	654	903	(27.6%)	2,186	2,730	(19.9%)
Other income (expense)	1	(5)	n.m.	28	106	(73.6%)
Interest expense	(193)	(213)	9.4%	(584)	(648)	9.9%

Pre-tax earnings from continuing operations	462	685	(32.6%)	1,630	2,188	(25.5%)
Income taxes	(82)	(154)	46.8%	(384)	(377)	(1.9%)
Non-controlling interest	(90)	(84)	(7.1%)	(252)	(266)	5.3%

Earnings from continuing operations	290	447	(35.1%)	994	1,545	(35.7%)
Discontinued operations	(10)	(7)	(42.9%)	(33)	124	n.m.

Net earnings	280	440	(36.4%)	961	1,669	(42.4%)
Dividends on preferred shares	(32)	(34)	5.9%	(94)	(97)	3.1%

Net earnings applicable to common shares	248	406	(38.9%)	867	1,572	(44.8%)

Earnings per share (EPS)	0.31	0.50	(38.0%)	1.08	1.95	(44.6%)

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,460 million in Q3 2008 and $13,244 million in the first nine months of 2008, compared with $4,476 million and $13,260 million in the same periods in 2007. Despite higher revenues at Bell, the year-over-year decreases in total operating revenues were attributable primarily to the sale of Telesat on October 31, 2007, which contributed revenues of $130 million in Q3 2007 and $413 million in the first nine months of 2007. Lower revenues at Bell Aliant also contributed to the year-over-year decline in total operating revenues at BCE in Q3 2008.
     Bell’s revenues grew 1.8% to $3,757 million in Q3 2008 from $3,689 million in Q3 2007. The year-over-year increase was driven by revenue growth of 9.3% at Bell Wireless, reflecting the combined impact of a larger subscriber base, greater data usage and increased roaming revenues. This increase was offset partly by a 1.0% decline at our Bell Wireline segment brought about largely by the loss of residential local voice and long distance business to alternative service providers, competitive pressures in our wholesale business, and lower overall product sales consistent with our continued focus on not pursuing low-margin business. Growth in revenues from video, Internet, IP broadband connectivity, and ICT services moderated the year-over-year decline in Bell Wireline’s revenues this year.
     Similarly, in the first nine months of 2008, Bell’s revenues rose 2.0% to $11,107 million from $10,890 million in the same nine-month period in 2007, reflecting a 9.5% increase at Bell Wireless, offset partly by a 0.7% decline at Bell Wireline.
     Revenues from Bell’s growth services portfolio, comprised of wireless, video, high-speed Internet, and other services such as ICT solutions, which grew by 8.0% this quarter and 8.3% year to date, accounted for 60% and 59% of Bell’s revenues at the end of the third quarter and first nine months of 2008, compared with 57% and 55% at the end of the corresponding periods in 2007.
     Revenues at Bell Aliant were 1.3% lower in Q3 2008 compared with the same quarter in 2007, due primarily to the wind-down in the operations of Atlantic Mobility Products (AMP) this quarter following Bell Canada’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada. In the first nine months of 2008, Bell Aliant revenues grew 0.8% year over year, as the increase in revenues from growth in data (including Internet), wireless and IT services exceeded the decline in revenues from the continued erosion of its local wireline and long distance businesses.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q3 2008  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Expenses

Total operating expenses at BCE increased 0.3% in Q3 2008 to $2,692 million from $2,683 million in Q3 2007 and 0.5% to $7,985 million in the first nine months of 2008 from $7,944 million in the same nine-month period last year. The year-over-year increases were due to higher cost of revenue, offset partly by lower selling, general and administrative expenses. Operating expenses in 2007 included the results for Telesat until its sale on October 31, 2007.
     Cost of revenue was $1,102 million in the third quarter of 2008, compared with $995 million in the same quarter last year, representing a year-over-year increase of 10.8%. Similarly, cost of revenue in the first nine months of 2008 increased 9.8% to $3,251 million from $2,961 million in the corresponding period in 2007. In both cases, higher cost of revenue, year over year, was due primarily to increased revenues at Bell that resulted in:

  higher wireless operating expenses in support of data revenue growth, driven by data content, licensing costs related to data services, and increased roaming costs related mainly to data usage, as well as increased network costs to accommodate a larger subscriber base and growth in total minutes of voice usage higher cost of product sales at Bell Wireless as a result of more high-end data devices sold and a higher number of handset upgrades higher cost of revenue at our Video unit

  higher cost of revenue at our Enterprise unit driven by increased sales of ICT solutions higher cost of product sales at Bell Aliant due mainly to increased IT-related sales.

In addition, a $31 million charge was recorded in Q2 2008 related to the Federal Court of Appeal’s decision earlier this year in respect of Canadian Radio-television and Telecommunications Commission (CRTC) video broadcast licence fees for the period from September 2006 to June 2008 that adversely affected cost of revenue year to date.
     These factors were partly offset by lower cost of product sales at Bell Wireline driven primarily by reduced equipment sales under Bell Internet’s PC equipment sales program which was terminated in Q2 2008, lower network termination costs from reduced southbound call traffic to the United States, as well as by the positive impact of ongoing productivity initiatives. Lower equipment sales at our Bell West unit also moderated the year-over-year increase in cost of revenue in both the third quarter and first nine months of 2008.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees, and rent.
     Selling, general and administrative expenses decreased 5.8% to $1,590 million in Q3 2008 from $1,688 million in the same quarter in 2007. The year-over-year improvement can be attributed mainly to:

  lower labour costs at Bell from a reduced workforce and lower compensation expense lower wireless handset subsidies at Bell Mobility

  decreased bad debt expense resulting mainly from our ongoing focus on accounts receivable collections and cash flow decreased operating taxes primarily resulting from declining capital tax rates productivity initiatives at Bell and Bell Aliant

  lower net benefit plans cost.

These lower costs were partly offset by a number of cost increases, which included:

  higher outsourcing costs at Bell resulting from increased contact centre call volumes and from greater use of IT service contract labour increased customer retention costs stemming from a greater number of wireless handset upgrades at Bell Mobility and ongoing residential customer retention activities at our Bell Home Phone, Bell Internet and Bell TV units increased wireless sales commissions

  higher marketing and sales expenses associated with promoting our new Bell brand and with increased video and high-speed Internet subscriber acquisition higher fleet expenses as a result of increased fuel costs

  higher labour costs at Bell Aliant, due to annual employee wage increases and increased outsourcing of professional services.

Year-to-date selling, general and administrative expenses declined 5.0% to $4,734 million from $4,983 million in 2007 for primarily the same reasons as described previously for Q3 2008, but also included the impact of asset write-downs taken in Q2 2008 related to the termination of Bell Internet’s PC equipment sales program.

8  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Operating Income

BCE’s operating income was $654 million in the third quarter of 2008 and $2,186 million in the first nine months of the year, compared with $903 million and $2,730 million in the same respective periods in 2007. The year-over-year declines were due mainly to lower operating income at Bell, resulting largely from higher restructuring and other charges in 2008 as described below, and to the reduction in operating income as a result of the sale of Telesat on October 31, 2007. Telesat contributed $47 million and $145 million of operating income to BCE’s results in the third quarter and first nine months of 2007, respectively. Higher operating income at Bell Aliant, driven mainly by lower restructuring and other costs, lower depreciation and amortization expense and careful operating cost control, moderated the year-over-year decrease in BCE’s operating income in 2008.
     Operating income at Bell totalled $451 million this quarter, down from $687 million in Q3 2007, while in the first nine months of 2008 Bell’s operating income decreased to $1,608 million from $2,092 million in the same nine-month period last year. The results for 2008 included restructuring and other charges totalling $320 million this quarter and $674 million year to date, reflecting amounts recorded for workforce reduction initiatives, uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds, transaction and related costs associated with the proposed Privatization, and the relocation of employees and closing of real estate facilities that are no longer needed because of a reduced workforce and our planned move to campus environments in Calgary, Toronto and Montréal. This compared with restructuring and other charges of $57 million and $167 million in the same three and nine-month periods in 2007.
     Bell’s operating income before restructuring and other(A) grew 3.6% in Q3 2008 to $771 million from $744 million in the same quarter in 2007 and increased 1.0% year to date to $2,282 million from $2,259 million in the first nine months of 2007. The year-over-year improvements were mainly the result of higher total operating revenues and lower net benefit plans cost, offset partly by higher operating expenses primarily at our Bell Wireless segment, and increased depreciation and amortization expense. In addition, a charge of $31 million was taken in Q2 2008 related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in Q2 2008 moderated the year-over-year improvement in Bell’s operating income in the first nine months of this year.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism for a discussion of the charges recorded for uneconomic broadband expansion.

EBITDA

EBITDA at BCE decreased 1.4% this quarter and 1.1% year to date to $1,768 million and $5,259 million, respectively, from $1,793 million and $5,316 million in the corresponding periods in 2007, due to the sale of Telesat on October 31, 2007 that resulted in no EBITDA being recorded for Telesat in our consolidated results in 2008, compared with $80 million in Q3 2007 and $240 million in the first nine months of 2007. Higher EBITDA at Bell partly offset the year-over-year declines this quarter and year to date, while increased EBITDA at Bell Aliant also contributed to moderating the decrease in the first nine months of this year.
     Bell’s EBITDA totalled $1,425 million in Q3 2008, up 2.4% compared with $1,391 million in Q3 2007. Year-to-date EBITDA at Bell improved 1.8% to $4,252 million in 2008 from $4,175 million last year. The year-over-year increases were driven by higher EBITDA at Bell Wireless, while EBITDA at our Bell Wireline segment remained relatively unchanged.
     Bell Wireless’ EBITDA growth in both the third quarter and first nine months of 2008 was driven primarily by higher revenues and lower subscriber acquisition costs, which more than offset the negative impact of higher cost of revenue and increased customer retention and handset upgrade spending resulting from a larger subscriber base year over year.
     EBITDA at our Bell Wireline segment was fairly stable year over year as the loss of higher-margin legacy voice and data revenues was offset by increased revenues from growth services, lower labour costs due mainly to a reduced workforce and decreased compensation expense, careful control over selling, general and administrative costs, and lower net benefit plans cost.
     Year to date, Bell’s EBITDA was also adversely impacted by two non-recurring items: a $31 million charge taken in Q2 2008 related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in May 2008. Adjusting for these two non-recurring items, Bell’s EBITDA growth in the first nine months of 2008 was 2.9%.
     Bell Aliant’s EBITDA was unchanged this quarter, but increased in the first nine months of 2008. Year to date, the increase in Bell Aliant’s EBITDA was the result of higher revenues and lower net benefit plans cost, offset partly by higher cost of revenue related mainly to increased product sales and higher labour costs, increased IT service contract labour, and increased outsourcing of professional services.

(A) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other contained in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q3 2008  QUARTERLY REPORT  9

Management’s Discussion and Analysis

     Lower net benefit plans cost had a positive impact on EBITDA for all of BCE’s segments in both the third quarter and first nine months of 2008. Net benefit plans cost totalled $69 million this quarter and $210 million year to date, representing decreases of 29% compared with $97 million and $297 million in the same periods in 2007. The year-over-year declines were due primarily to lower amortization of actuarial losses, driven by a higher discount rate, the impact of prior period gains, and a greater asset base, offset partly by a lower return on plan assets.

Depreciation

Depreciation of $619 million in Q3 2008 decreased by $30 million, or 4.6%, compared to $649 million for the same period last year. The $30 million decrease reflects the sale of Telesat and a decrease of $10 million, or 1.6%, from our ongoing operations.
     Depreciation of $1,854 million on a year-to-date basis in 2008 decreased by $76 million, or 3.9%, compared to $1,930 million for the same period last year. The $76 million decrease reflects the sale of Telesat and a decrease of $19 million, or 1.0%, from our ongoing operations. The $19 million decrease is attributable to lower capital spending offset in part by a $23 million charge in Q1 2008 as a result of an impairment of certain fixed assets.

Amortization of Intangible Assets

Amortization of intangible assets of $175 million in Q3 2008 increased by $12 million, or 7.4%, compared to $163 million for the same period last year as a result of higher investment in the growth areas of the business.
     Amortization of intangible assets of $545 million on a year-to-date basis in 2008 increased by $74 million, or 15.7%, compared to $471 million for the same period last year. The $74 million increase reflects an increase in our capital asset base from higher investment in the growth areas of the business offset in part by a charge of $16 million in Q1 2008 at Bell Aliant on the finalization of the purchase price allocation related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq) in Q1 2007.

Restructuring and Other

We recorded restructuring and other of $320 million in Q3 2008 and $674 million on a year-to-date basis in 2008. These included:

  charges of $214 million in Q3 2008 and $246 million on a year-to-date basis in 2008 related to workforce reduction initiatives for the involuntary departure of approximately 1,950 employees in Q3 2008 and 2,320 employees on a year-to-date basis charges of $21 million in Q3 2008 and $30 million on a year-to-date basis in 2008 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce. In Q1 2008, we recorded a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue charges of $85 million in Q3 2008 related primarily to employee retention costs, costs associated with the Privatization and costs related to Bell’s rebranding charges of $398 million on a year-to-date basis in 2008 related primarily to a charge in Q1 2008 of $236 million for the CRTC’s decision to approve the use of the deferral account funds for the uneconomic expansion of broadband (see Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism), employee retention costs, costs associated with the Privatization and costs related to Bell’s rebranding. We expect to incur additional costs of approximately $220 million to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.

Other Income (Expense)

Other income of $1 million in Q3 2008 represented an increase of $6 million compared to other expense of $5 million for the same period last year.
     Other income of $28 million on a year-to-date basis in 2008 represented a decrease of $78 million, or 74% compared to other income of $106 million for the same period last year. Higher interest income due to an increase in temporary cash advances and lower foreign exchange losses were more than offset by a $92 million dilution gain recorded in Q1 2007 resulting from an issuance of units by Bell Aliant, in which we did not participate, in conjunction with its privatization of Bell Nordiq.

Interest Expense

Interest expense of $193 million in Q3 2008 and $584 million year to date in 2008 represented decreases of $20 million and $64 million, or 9.4% and 9.9%, respectively, compared to $213 million and $648 million for the same periods last year as a result of lower average debt levels.

10  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Income Taxes

Income taxes of $82 million in Q3 2008 represented a decrease of $72 million, or 47%, compared to $154 million for the same period last year due mainly to lower pre-tax earnings in Q3 2008 primarily as a result of higher restructuring charges.
     Income taxes of $384 million on a year-to-date basis in 2008 represented an increase of $7 million, or 1.9%, compared to $377 million for the same period last year. On a year-to-date basis in 2008, lower pre-tax earnings in 2008 was due to the charge for uneconomic broadband expansion as approved by the CRTC and higher restructuring charges contributed to a decrease in income tax expense which was more than offset by the reversal of a tax liability in Q2 2007 due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year, as well as the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of Bell Nordiq in Q1 2007.

Non-Controlling Interest

Non-controlling interest of $90 million in Q3 2008 remained relatively stable compared to $84 million for the same period last year. Non-controlling interest of $252 million on a year-to-date basis in 2008 represented a decrease of $14 million, or 5.3%, compared to $266 million for the same period last year. The year-to-date decrease was mainly due to Bell Aliant’s increased amortization expense for finite-life intangible assets resulting from the finalization of the purchase price allocation in Q1 2008 relating to its privatization of Bell Nordiq.

Discontinued Operations

The net loss from discontinued operations of $10 million in Q3 2008 and $33 million on a year-to-date basis in 2008 was due mainly to asset impairments related to our decisions to cease operations or to sell certain of our businesses.
     The net gain from discontinued operations of $124 million on a year-to-date basis in 2007 related mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS) of approximately $110 million.

Net Earnings and Earnings per Share

Net earnings applicable to common shares for Q3 2008 were $248 million, or $0.31 per common share, which represents a decrease of 39% and 38%, respectively, compared with net earnings of $406 million, or $0.50 per common share, for the same period last year. Included in net earnings in the third quarter of 2008 was a net charge of $220 million for restructuring and other and a net loss on investments of $20 million. In the third quarter of 2007, net earnings included a net charge of $43 million for restructuring and other and net (losses) gains on investments of $7 million.
     Excluding the impact of restructuring and other and net losses (gains) on investments(A), net earnings of $488 million in the quarter increased by $46 million, or 10.4%, from net earnings of $442 million in Q3 2007. The year-over-year increase of $46 million in Q3 2008 can be attributed to lower depreciation and amortization expense, lower interest expense, and higher interest income partly offset by lower EBITDA. Consequently, on an EPS basis, net earnings before restructuring and other and net losses (gains) on investments increased by $0.06 per common share, or 11.1% year over year, from $0.54 to $0.60.
     On a year-to-date basis, net earnings applicable to common shares were $867 million, or $1.08 per common share, which represented a decrease of 45% compared to net earnings of $1,572 million, or $1.95 per common share, for the same period last year. Included in net earnings on a year-to-date basis in 2008 was a net charge of $465 million for restructuring and other, which includes a charge of $166 million for uneconomic broadband expansion, and a net loss on investments of $38 million from discontinued operations. In 2007, net earnings included a net charge of $113 million for restructuring and other and net (losses) gains on investment of $378 million. Net gains on investments includes the reversal of a tax liability due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year, a net gain from discontinued operations of approximately $110 million on Bell Aliant’s sale of ADS and a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of Bell Nordiq.
     Excluding the impact of restructuring and other and net losses (gains) on investments, net earnings of $1,370 million increased by $63 million, or 4.8%, from net earnings of $1,307 million in the first nine months of 2007. The year-over-year increase of $63 million can be attributed to lower interest expense, higher interest income and higher foreign exchange gains partly offset by lower EBITDA and higher income tax expense. Consequently, on an EPS basis, net earnings before restructuring and other and net losses (gains) on investments increased by $0.08 per common share, or 4.9%, year over year, from $1.62 to $1.70.

(A) Net earnings before restructuring and other and net losses (gains) on investments is a non-GAAP financial measure. See Non-GAAP Financial Measures – Net earnings before restructuring and other and net losses (gains) on investments in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q3 2008  QUARTERLY REPORT  11

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

OPERATING REVENUES	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Bell Wireline	2,642	2,669	(1.0%)	7,948	8,001	(0.7%)
Bell Wireless	1,180	1,080	9.3%	3,346	3,055	9.5%
Inter-segment eliminations	(65)	(60)	(8.3%)	(187)	(166)	(12.7%)

Bell	3,757	3,689	1.8%	11,107	10,890	2.0%
Bell Aliant	821	832	(1.3%)	2,517	2,496	0.8%
Telesat	–	130	n.m.	–	413	n.m.
Inter-segment eliminations	(118)	(175)	32.6%	(380)	(539)	29.5%

Total operating revenues	4,460	4,476	(0.4%)	13,244	13,260	(0.1%)

OPERATING INCOME	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Bell Wireline	113	351	(67.8%)	661	1,177	(43.8%)
Bell Wireless	338	336	0.6%	947	915	3.5%

Bell	451	687	(34.4%)	1,608	2,092	(23.1%)
Bell Aliant	203	177	14.7%	578	536	7.8%
Telesat	–	47	n.m.	–	145	n.m.
Inter-segment eliminations	–	(8)	n.m.	–	(43)	n.m.

Total operating income	654	903	(27.6%)	2,186	2,730	(19.9%)

n.m.: not meaningful

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Local and access	833	900	(7.4%)	2,535	2,735	(7.3%)
Long distance	290	306	(5.2%)	886	923	(4.0%)
Data	913	880	3.8%	2,716	2,623	3.5%
Video	363	330	10.0%	1,075	966	11.3%
Equipment & other	146	161	(9.3%)	461	504	(8.5%)

Total external revenues	2,545	2,577	(1.2%)	7,673	7,751	(1.0%)
Inter-segment revenues	97	92	5.4%	275	250	10.0%

Total Bell Wireline revenue	2,642	2,669	(1.0%)	7,948	8,001	(0.7%)

Bell Wireline’s revenues totalled $2,642 million in Q3 2008, down 1.0% from $2,669 million in Q3 2007. Year-over-year revenue improvements of $33 million in data and $33 million in video were more than offset by decreases of $67 million, $16 million and $15 million in local and access, long distance, and equipment and other, respectively. A $5 million year-over-year increase in inter-segment revenues accounted for the remaining difference.
     Year to date, Bell Wireline’s revenues declined 0.7% to $7,948 million, compared with $8,001 million in the first nine months of 2007. Decreases of $200 million in local and access, $37 million in long distance, and $43 million in equipment and other revenues were moderated by increases of $109 million in video and $93 million in data. Higher inter-segment revenues totalling $25 million accounted for the remaining difference year over year.

Local and access

Local and access revenues of $833 million in Q3 2008 and $2,535 million year to date, represented declines of 7.4% and 7.3%, respectively, compared with $900 million and $2,735 million in the same periods in 2007. The year-over-year decreases were due largely to: ongoing residential NAS erosion and the related loss of revenue from optional features; discounts and other promotional incentives resulting from marketing initiatives related to our Home Phone service packages; and customer winback activities. The reversal of a regulatory provision in 2007 related to the Price Caps deferral account also adversely affected the year-over-year decrease in local and access revenues in the first nine months of this year. The positive revenue impact of price increases over the past year on certain basic voice products and features, as well as various other business and wholesale access services, helped to moderate the year-over-year decreases in local and access revenues in both the third quarter and first nine months of 2008.

12  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     At September 30, 2008, our combined residential and business NAS customer base totalled 7,536,000 lines, compared with 8,373,000 at the end of Q3 2007. This corresponds to an annualized rate of NAS erosion of 10.0% this quarter compared with 5.8% in Q3 2007. The decrease in total NAS line losses was further impacted by a number of adjustments that we made at the beginning of 2008. At that time, we adjusted our beginning-of-period business NAS customer base to write-off 273,000 lines following notification from a major wholesale customer in the fourth quarter of 2007 that it was in the process of migrating all its subscribers onto its own network facilities. As a result, all quarters in 2007 were adjusted. In addition, we adjusted our beginning-of-year residential NAS subscriber count by 44,000 to reflect the results of an extensive review of our historical customer records.
     Excluding the impact of these adjustments, our annualized rate of NAS erosion at September 30, 2008 was 5.8%, compared with 7.1% at September 30, 2007. In terms of NAS lines, our net losses on an adjusted basis in Q3 and year-to-date 2008 were 72,000 and 323,000, respectively, compared with 117,000 and 441,000 in the same periods in 2007. The approximate 38% and 27% year-over-year improvements in adjusted total NAS line losses can be attributed to the effectiveness of our integrated household marketing campaign, continued solid demand for our Home Phone packages, ongoing customer winbacks, and reduced losses to competitive local exchange carriers, despite ongoing aggressive competition from major cable television operators for local telephone service, reduced wholesale demand for local access lines, and wireline to wireless substitution. At the end of Q3 2008, we had 4,303,000 residential lines and 3,233,000 business lines, compared with adjusted customer bases of 4,723,000 and 3,275,000, respectively, one year earlier.

Long distance

Long distance revenues totalled $290 million and $886 million in the third quarter and first nine months of 2008, respectively, compared with $306 million and $923 million in the same periods in 2007. The year-over-year decreases of 5.2% and 4.0% reflected the effects of ongoing NAS erosion, technological substitution to wireless and Internet, toll competition, pricing pressures across our business and wholesale markets, and lower rates on cross-border exchange traffic, all of which contributed to a reduction in the total volume of minutes. Price increases introduced at the beginning of 2008 for residential and SMB customers moderated the rate of decline in long distance revenues both in the third quarter and first nine months of this year, while an increase in the monthly network charge from $4.50 to $5.95 for residential customers implemented in Q3 2007 also tempered the long distance erosion rate on a year-to-date basis in 2008.
     Consistent with NAS erosion and competitive substitution, total minute volumes decreased by 3.7% in Q3 2008 to 2,853 million conversation minutes from 2,962 million in Q3 2007 and by 7.2% in the first nine months of 2008 to 8,768 million conversation minutes from 9,451 million in the same nine-month period last year. The year-over-year declines reflected lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. Average revenue per minute (ARPM) decreased $0.004 this quarter to $0.093 from $0.097 in Q3 2007 and $0.001 year to date to $0.092 from $0.091 in the first nine months of 2008. The positive impact of price increases was more than offset by a decrease in total minutes of usage.

Data

Data revenues grew 3.8% in Q3 2008 to $913 million, up from $880 million in the same quarter last year. Similarly, in the first nine months of 2008, data revenues were 3.5% higher year over year, increasing to $2,716 million from $2,623 million in 2007. The main drivers of data revenue growth in 2008 included higher Internet services revenues, stemming from an increase in the total number of high-speed Internet customer connections and price increases applied by both our Internet and SMB units over the past year, higher IP and broadband connectivity services revenue generated by business and wholesale customers, increased sales of ICT professional services solutions to Enterprise customers, growth in sales of desktop and hosted value-added services to SMB customers, and higher Internet portal revenues. These factors, which had a positive impact on data revenues in the third quarter and first nine months of 2008, were partly offset by lower revenues from legacy products and services. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, the ongoing transfer of services by Wholesale customers onto their own network facilities, and competitive pricing pressures.
     We added 33,000 net high-speed Internet subscribers this quarter, compared with 29,000 in Q3 2007. This brought our total subscriber count as at September 30, 2008 to 2,046,000, representing a 3.6% increase since the end of Q3 2007. The year-over-year increase in third quarter net activations can be attributed to the favourable customer response to our new high-speed service offers and back-to-school promotions, improved marketing effectiveness as we leverage our product bundling strategy and move increasingly from mass to targeted direct advertising, higher wholesale demand for access service connections, increased sales of Bell Internet’s WiMax service, and ongoing service improvements. Year to date, our high-speed Internet net activations were 42,000 compared with 95,000 in 2007. The year-over-year decrease in net activations in the first nine months of 2008 can be attributed primarily to weaker sales in our retail channels as a result of fewer promotional offers in the market particularly during the first half of this year, our competitors’ relatively more aggressive acquisition offers that included free installation, free value-added services and unlimited usage, and lower overall market demand due to the relatively high broadband Internet penetration rate in Canada.

BCE INC.  Q3 2008  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Video

Video revenues totalled $363 million in Q3 2008 and $1,075 million in the first nine months of 2008, representing growth rates of 10.0% and 11.3%, respectively, compared with revenues of $330 million and $966 million in the same periods in 2007. The year-over-year improvements were driven by higher ARPU and a larger customer base. Video ARPU grew considerably year over year, increasing by $5 and $7 in the third quarter and first nine months of 2008, respectively, to reach $65 per month, primarily as a result of customer upgrades to higher-priced programming packages driven partly by increased customer take-up of premium set-top boxes (STBs), price increases implemented over the past year, and higher rental revenue from increased STB rentals.
     We added 7,000 net new video subscribers in Q3 2008, compared with 3,000 in the same quarter in 2007. This brought the total number of net new activations in the first nine months of 2008 to 16,000, compared with nil in the corresponding nine-month period in 2007. The year-over-year improvement can be attributed mainly to higher sales in our call centre channels largely as a result of our integrated household strategy marketing campaign and increased customer subscriptions from MDUs. At September 30, 2008, our video subscriber base totalled 1,838,000.
     Our video churn rate was 1.4% in Q3 2008, compared with 1.3% in the same quarter in 2007. Year to date, video churn was unchanged at 1.2%.

Equipment & Other

Equipment and other revenues decreased 9.3% this quarter to $146 million from $161 million in Q3 2007, largely as a result of lower equipment sales at our Bell West unit, lower overall sales and reduced maintenance of legacy voice equipment to our business customers consistent with our continued focus on not pursuing low-margin business, and equipment sales in 2007 from Bell Internet’s PC equipment sales program that was terminated in Q2 2008. Similarly, in the first nine months of 2008, equipment and other revenues were down 8.5% to $461 million compared with $504 million in the same period in 2007.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $113 million and $661 million in the third quarter and first nine months of 2008, respectively, down from $351 million and $1,177 million in the same periods in 2007. The results for 2008 included restructuring and other charges totalling $309 million this quarter and $652 million year to date, reflecting amounts recorded for workforce reduction initiatives, uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds, costs associated with the proposed Privatization, and the relocation of employees and closing of real estate facilities that are no longer needed. This compared with restructuring and other charges of $56 million and $166 million in the same three and nine-month periods in 2007. Excluding the impact of these items, operating income before restructuring and other in Q3 2008 increased 3.7% to $422 million from $407 million in the same quarter in 2007, mainly as a result of the following:

  higher video, Internet, broadband connectivity and ICT services revenues lower labour costs from a reduced workforce and lower compensation expense lower cost of product sales consistent with a decrease in overall equipment sales arising largely from lower equipment sales at Bell West and the termination of Bell Internet’s PC equipment sales program in Q2 2008 lower cost of goods sold due to reduced long distance traffic and lower international rates decreased bad debt expense resulting mainly from our ongoing focus on accounts receivable collections and cash flow ongoing productivity improvements

  lower depreciation and net benefit plans cost.

These factors, which had a favourable year-over-year impact on operating income, were offset partly by:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base and business customer migration towards IP-based networks higher marketing and sales expenses associated with promoting our new Bell brand and with increased video and high-speed Internet subscriber acquisition higher outsourcing costs related to increased contact centre call volumes and IT service contract labour increased expenses related to ongoing service improvements higher fleet expenses due to increased fuel costs.

Year to date, operating income before restructuring and other decreased 2.2% to $1,313 million from $1,343 million in the same nine-month period in 2007. However, two non-recurring items occurred in Q2 2008, which affected year-to-date operating income this year. When adjusting for a $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $14 million charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in Q2 2008, Bell Wireline’s operating income in the first nine months of 2008 increased 1.1% year over year, primarily for the same reasons as described previously for the third quarter of 2008.

14  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Network	1,061	978	8.5%	3,025	2,793	8.3%
Equipment	109	88	23.9%	285	220	29.5%

Total external revenues	1,170	1,066	9.8%	3,310	3,013	9.9%
Inter-segment revenues	10	14	(28.6%)	36	42	(14.3%)

Total Bell Wireless revenue	1,180	1,080	9.3%	3,346	3,055	9.5%

Bell Wireless operating revenues, comprised of network and equipment revenues, increased 9.3% and 9.5% to $1,180 million and $3,346 million, respectively, in the third quarter and first nine months of 2008 from $1,080 million and $3,055 million in the same periods in 2007. Year over year, wireless network revenues grew 8.5% to $1,061 million in Q3 2008 and 8.3% to $3,025 million year to date, driven mainly by the combination of a larger subscriber base, significantly higher data usage and increased roaming revenues. Equipment revenues in the third quarter and first nine months of 2008 improved 23.9% and 29.5% to $109 million and $285 million, respectively, compared with $88 million and $220 million for the same periods in 2007. The year-over-year increases in equipment revenues reflected a higher volume of handset sales and customer upgrades driven primarily by continued subscriber base growth, as well as an increase in the average price per handsets due mainly to a higher proportion of high-end data devices sold.
     Postpaid ARPU was unchanged year over year at $68 per month in the third quarter of 2008 and $66 per month in the first nine months of 2008. Prepaid ARPU decreased $1 year over year to $18 per month in Q3 2008 due mainly to lower voice usage, but was unchanged year to date at $17 per month. On a combined postpaid and prepaid basis, blended ARPU remained stable year over year in both the third quarter and first nine months of 2008 at $56 per month and $54 per month, respectively, compared with the same periods in 2007.
     Gross wireless activations decreased 1.3% in Q3 2008 to 439,000 from 445,000 in the same quarter in 2007. While postpaid gross activations were higher year over year in Q3, a slow-down in prepaid subscriber acquisitions, consistent with our focus on the higher value postpaid segment of the market, and increased market competition from a new brand entrant resulted in a net decrease. Year to date, total gross activations increased to 1,181,000 in 2008 from 1,130,000 in 2007, representing a 4.5% improvement. Postpaid gross activations grew by 5.1% this quarter and 10.6% year to date, reflecting the effectiveness of our promotional offers, the growing demand for high-end data handsets and smartphones, a higher number of points of sale, and Virgin’s introduction of postpaid rate plans at the beginning of 2008. The 9.9% and 3.7% year-over-year decreases in prepaid gross activations in the third quarter and first nine months of 2008, respectively, can be attributed mainly to the continued strong focus on postpaid customer acquisition.
     Our blended churn rate improved year over year, decreasing to 1.6% in both the third quarter and first nine months of 2008 from 1.7% in the same periods last year, due to lower postpaid churn. Postpaid churn decreased to 1.1% in Q3 2008 and 1.2% year to date from 1.4% and 1.3% in the same periods in 2007, due mainly to the effectiveness of our customer retention and service improvement strategies. Prepaid churn increased to 3.2% in Q3 2008 from 2.7% in Q3 2007, mainly as a result of Virgin customers migrating from prepaid service to postpaid rate plans. Year to date, prepaid churn increased 0.1 percentage points to 3.0% compared with 2.9% in the first nine months of 2007.
     We achieved a record number of Q3 postpaid net activations, which increased 49% year over year to 113,000 this quarter from 76,000 in Q3 2007. In the first nine months of 2008, postpaid net activations almost doubled to 252,000 from 129,000 in the same period last year. Both the quarterly and year-to-date improvements resulted from the combined impact of higher postpaid gross activations and lower postpaid customer churn. Despite significantly higher postpaid net activations, our total wireless net activations decreased to 117,000 this quarter from 137,000 in Q3 2007, as a result of lower prepaid net activations which amounted to 4,000 in the third quarter of 2008 compared with 61,000 in the same quarter last year. Year to date, total wireless net activations increased 9.9% to 234,000 from 213,000 in 2007. At September 30, 2008, we provided service to 6,449,000 wireless subscribers, representing a 7.1% increase since the end of Q3 2007.

BCE INC.  Q3 2008  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $338 million in Q3 2008 and $947 million year to date, up 0.6% and 3.5%, respectively, from $336 million and $915 million in the same periods in 2007. The year-over-year improvements were due primarily to higher revenues and lower subscriber acquisition costs. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses. These factors were offset partly by:

  higher network operating expenses to sustain a larger subscriber base, increased data usage and roaming increased costs to provide data content and to support services being offered higher cost of product sales consistent with increased equipment revenues increased customer retention and handset upgrade expenses

  higher labour costs associated with increased contact centre call volumes and new stores.

Wireless cost of acquisition (COA) increased by 7.3% in Q3 2008 to $398 per gross activation from $371 per gross activation in 2007, primarily as a result of higher commission expenses due to increased sales of higher-end data devices and higher marketing costs associated with promoting our new Bell brand. Year to date, wireless COA decreased by 1.2% to $403 per gross activation from $408 per gross activation in 2007, primarily as a result of lower handset subsidies and reduced marketing costs.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q3 2008	Q3 2007	% CHANGE	YTD 2008	YTD 2007	% CHANGE

Local and access	353	360	(1.9%)	1,047	1,073	(2.4%)
Long distance	111	117	(5.1%)	325	336	(3.3%)
Data	149	131	13.7%	441	388	13.7%
Wireless	19	13	46.2%	53	39	35.9%
Equipment & other	113	115	(1.7%)	395	377	4.8%

Total external revenues	745	736	1.2%	2,261	2,213	2.2%
Inter-segment revenues	76	96	(20.8%)	256	283	(9.5%)

Total Bell Aliant revenue	821	832	(1.3%)	2,517	2,496	0.8%

Bell Aliant segment revenues decreased 1.3% to $821 million in Q3 2008 from $832 million in the same quarter in 2007. The year-over-year decline was due primarily to the wind-down in the operations of AMP this quarter following Bell Canada’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to the continued decrease in revenues from its local and access and long distance service, which was offset largely by higher revenues from data (including Internet), IT services and wireless. Year to date, revenues at Bell Aliant grew 0.8% to $2,517 million this year from $2,496 million in the same nine-month period in 2007.
     Local and access revenues decreased 1.9% and 2.4% in the third quarter and first nine months of 2008, respectively, to $353 million and $1,047 million from $360 million and $1,073 million in the same periods last year. This was due to a 3.4% decline in the NAS customer base since the end of Q3 2007, reflecting competitive losses driven by expansion in the competitive footprint for local telephony by cable operators and substitution of other services including wireless and Voice over Internet Protocol services. The year-over-year revenue decline was lower than Bell Aliant’s NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. At September 30, 2008, Bell Aliant had 3,134,000 NAS in service, compared with 3,244,000 one year earlier.
     Long distance revenues totalled $111 million in the third quarter and $325 million year to date, down 5.1% and 3.3%, respectively, compared with $117 million and $336 million in the corresponding periods in 2007. This was due primarily to year-over-year declines in long distance minutes of 4.7% in Q3 2008 and 4.0% year to date, due mainly to competitive losses and technology substitution to wireless calling and IP-based services. The shifting away by customers from per-minute rate plans in favour of unlimited or large usage packages for a set monthly price also contributed to lower long distance revenues year over year. ARPM decreased to $0.102 in Q3 2008 from $0.103 in Q3 2007, but was unchanged year over year at $0.096 in the first nine months of 2008.
     Data revenues, including Internet, increased 13.7% in both the third quarter and first nine months of 2008 to $149 million and $441 million, respectively, from $131 million and $388 million in the same periods in 2007. The improvement can be attributed primarily to higher Internet revenues driven by a 12.5% increase in the number of high-speed subscribers, as well as to growth in IP connectivity broadband services such as VPN. At September 30, 2008, Bell Aliant had 748,000 high-speed Internet subscribers, compared with 665,000 one year earlier.

16  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     Wireless revenues grew 46% in Q3 2008 to $19 million from $13 million in Q3 2007, and 36% in the first nine months of 2008 to $53 million from $39 million in the same nine-month period last year. The year-over-year increase was due to the combined impact of a larger subscriber base and higher ARPU driven primarily by growth in data services. At September 30, 2008, Bell Aliant had 114,000 wireless customers, representing an approximate 24% increase since the end of Q3 2007.
     Equipment and other revenues decreased 1.7% in Q3 2008 to $113 million from $115 million in the same quarter last year, but increased 4.8% year to date to $395 million from $377 million in the first nine months of 2007. The year-over-year decrease this quarter was due primarily to the wind-down in the operations of AMP, while the improvement in the first nine months of 2008 can be attributed mainly to higher IT services revenue from growth in IT project activity within the healthcare, defence and aerospace industries, as well as to higher sales of IT products driven primarily by a few significant business product sales to key customers.

Bell Aliant Operating Income

Operating income at Bell Aliant was higher year over year, increasing by 14.7% to $203 million in Q3 2008 from $177 million in Q3 2007 and by 7.8% to $578 million in the first nine months of 2008 from $536 million in the same nine-month period last year. Lower restructuring and other charges due to a workforce reduction program initiated in Q3 2007, decreased depreciation and amortization expense, and lower net benefit plans cost had a favourable year-over-year impact on operating income in 2008. Higher year-to-date revenues and productivity initiatives that resulted in lower selling, general and administrative expenses also contributed to the improvement in Bell Aliant’s operating income in the first nine months of 2008, despite higher cost of revenue consistent with increased IT-related sales.

Telesat Segment

Telesat Revenue

We recognized no revenues for Telesat in the third quarter and first nine months of 2008, compared with $130 million and $413 million in the same respective periods in 2007, because Telesat was sold on October 31, 2007. Telesat was not accounted for as discontinued operations because of its ongoing commercial arrangements with Bell ExpressVu.

Telesat Operating Income

Due to the sale of Telesat on October 31, 2007, Telesat’s operating income in the three and six months ended September 30, 2008 was nil compared with $47 million and $145 million, in the same respective periods in 2007.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q3 2008	Q4 2007

Debt due within one year (1)	1,381	717
Long-term debt	9,997	10,621
Less: Cash and cash equivalents	(2,578)	(2,655)

Total net debt	8,800	8,683
Non-controlling interest	1,107	1,103
Total shareholders’ equity	17,726	17,232

Total capitalization	27,633	27,018

Net debt to capitalization	31.8%	32.1%

Outstanding share data (in millions)
Common shares	806.2	805.3
Stock options	16.3	17.7

(1) Includes bank advances and notes payable.

BCE INC.  Q3 2008  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Our net debt to capitalization ratio was 31.8% at the end of Q3 2008, compared to 32.1% at the end of 2007. This reflects an increase in net debt more than offset by an increase in both total shareholder’s equity and non-controlling interest.
     Net debt increased $117 million to $8,800 million in the first nine months of 2008 mainly due to obligations from new capital leases, going-private costs of $165 million and $55 million of business acquisitions, partly offset by $424 million of free cash flow.
     Total shareholders’ equity increased $494 million to $17,726 million in the first nine months of 2008 due to an increase in net earnings in excess of dividends declared of $573 million as no common dividends were declared since the first quarter of 2008, partly offset by a decrease in accumulated other comprehensive income of $110 million due to unrealized losses recorded on available-for-sale financial assets.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Cash flows from operating activities	1,649	1,605	4,076	3,991
Capital expenditures	(705)	(763)	(1,966)	(2,228)
Other investing activities	(732)	4	(727)	6
Cash dividends paid on common shares	–	(293)	(587)	(853)
Cash dividends paid on preferred shares	(31)	(34)	(98)	(90)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)	(94)	(274)	(316)

Free cash flow	89	425	424	510
Business acquisitions	–	(14)	(55)	(163)
Business dispositions	–	–	(10)	–
Bell Aliant	–	–	–	(7)
Going-private costs	(148)	(36)	(165)	(36)
Increase in investments	(1)	(5)	(5)	(21)
Decrease in investments	–	50	1	63
Issue of common shares	11	16	27	148
Repurchase of common shares	–	–	–	(227)
Net repayment of debt instruments	(68)	(418)	(287)	(552)
Financing activities of subsidiaries with third parties	1	(117)	1	(329)
Other financing activities	(11)	(5)	(32)	(53)
Cash provided (used in) by discontinued operations	27	(2)	24	345

Net decrease in cash and cash equivalents	(100)	(106)	(77)	(322)

Cash from Operating Activities

Cash from operating activities was $1,649 million in Q3 2008, an increase of $44 million, or 2.7%, compared to $1,605 million in Q3 2007 due mainly to:

  an increase of $48 million in receipts from the securitization of accounts receivable a decrease of approximately $39 million in income taxes paid due to higher refunds received a decrease of approximately $35 million in interest paid as a result of lower average debt.

This was partly offset by an increase of $64 million in payments of restructuring and other due mainly to workforce reduction initiatives in Q3 2008 as well as lower cash earnings from a decrease in EBITDA, exclusive of net benefit plans cost.
     Cash from operating activities of $4,076 million in the first nine months of 2008, an increase of $85 million, or 2.1%, compared to $3,991 million for the same period last year, was further impacted by:

  a decrease of $87 million in pension contributions made to the Bell Canada pension plan a decrease of approximately $39 million in interest paid as a result of lower average debt an improvement in working capital.

This was partly offset by:

  lower cash earnings from a decrease in EBITDA, exclusive of net benefit plans cost a decrease of $48 million from the securitization of accounts receivable an increase of $37 million in income taxes paid.

18  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Free Cash Flow

Free cash flow this quarter was $89 million, compared to free cash flow of $425 million in Q3 2007. This $336 million decrease was due to an increase in other investing activities as a result of our investment of $741 million in AWS spectrum licences. This was partly offset by a decrease in cash dividends paid on common shares of $293 million as a result of BCE Inc. not paying dividends on its common shares prior to the closing of the Privatization and a decrease of $58 million in capital expenditures.
     Free cash flow for the first nine months of 2008 was $424 million, a decrease of $86 million compared to free cash flow of $510 million for the same period last year. On a year-to-date basis, the decrease in free cash flow of $336 million in Q3 2008 was further offset by a decrease of $204 million in capital expenditures, an increase in cash flows from operating activities of $41 million and a decrease of $42 million in cash dividends/distributions paid by subsidiaries to non-controlling interest.

Capital Expenditures

Capital expenditures for BCE were $705 million in Q3 2008 and $1,966 million in the first nine months of 2008, compared with $763 million and $2,228 million in the same periods last year. The decrease can be explained primarily by a decrease in capital expenditures at Bell and by the sale of Telesat on October 31, 2007 that resulted in no capital expenditures being reported for Telesat in 2008, compared with $50 million in Q3 2007 and $178 million in the first nine months of 2007.
     Reduced spending at Bell Aliant, particularly in the first half of 2008, also contributed to the year-over-year decrease in BCE’s capital expenditures this quarter and year to date. These reductions stemmed from the completion of the accelerated phase of its investment in FTTN technology in 2007 and planned reduced capital spending for 2008. Bell Aliant’s capital expenditures in the third quarter and first nine months of 2008 decreased 0.7% and 9.5%, respectively, to $139 million and $361 million, compared with $140 million and $399 million in the same periods last year.
     As a percentage of revenues, capital expenditures for BCE decreased to 15.8% this quarter and 14.8% year to date from 17.0% and 16.8% in the corresponding periods in 2007.
     At Bell, capital expenditures decreased 1.2% in Q3 2008 to $566 million from $573 million in Q3 2007, representing capital intensity ratios of 15.1% and 15.5%, respectively. Similarly, capital spending at Bell decreased 2.8% year to date to $1,605 million in 2008 from $1,651 million last year, corresponding to capital intensity ratios of 14.5% and 15.2% respectively. The majority of spending was focused on strategic priorities within the growth areas of our business, including investments to enhance and update our wireless network, expand broadband access and capabilities through our FTTN program, as well as to meet customer demand and service expectations. The year-over-year decrease was mainly the result of:

  lower expenditures to maintain our legacy network infrastructure reduced spending on wireless technology upgrades given the extensive deployment of EVDO in 2007 reduced IT project-related spending on system upgrades, office equipment and process improvements less capital required to support business customers.

This was offset partly by increased spending on wireless cell site capacity and signal quality, increased spending at our Video unit to enhance video service offerings to MDUs and the implementation of a card swap program, as well as higher expenditures related to our planned move to campus environments in Calgary, Toronto and Montréal.

Cash Dividends Paid on Common Shares

As per the terms of the Final Amending Agreement, prior to the closing of the Privatization, BCE Inc. will not pay dividends on its common shares. Accordingly, in the third quarter of 2008, BCE Inc. did not pay a dividend on its common shares compared to a dividend paid of $0.365 per common share, or $293 million, in the third quarter of 2007. Similarly, in the first nine months of 2008, BCE Inc. paid dividends of $0.73 per common share compared to dividends paid for the same period in 2007 of $1.06 per common share.

BCE INC.  Q3 2008  QUARTERLY REPORT  19

Management’s Discussion and Analysis

Business Acquisitions

We invested $55 million in the first nine months of 2008 in various business acquisitions. We invested $163 million in the first nine months of 2007 mainly for the privatization of Bell Nordiq by Bell Aliant in Q1 2007.

Going-private Costs

We paid going-private costs of $148 million in Q3 2008, and $165 million on a year-to-date basis, compared to $36 million for the same periods in 2007. Amounts paid in 2008 include employee retention costs and costs associated with the Privatization relating mainly to financial advisory, professional and consulting fees.

Repurchase of Common Shares

For the nine months ended September 30, 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $227 million under the normal course issuer bid (NCIB) program which began in February 2007. No common shares were repurchased in 2008 and the NCIB program ended on February 8, 2008.

Debt Instruments

We repaid $68 million and $287 million of debt, net of issuances, in Q3 2008 and in the first nine months of 2008, respectively, primarily payments under capital leases.
     We repaid $418 million of debt, net of issuances in Q3 2007. The repayments included decreased borrowings in notes payable and bank advances of $345 million, mainly at Bell and other repayments that included capital leases.
     We repaid $552 million of debt, net of issuances in the first nine months of 2007. The repayments included $1,135 million of credit facilities at Bell Aliant and repayments of $625 million of debentures at Bell. We made other repayments that included payments under capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable of approximately $478 million.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties of $117 million in Q3 2007 and $329 million on a year-to-date basis related mainly to Bell Aliant’s NCIB program under which Bell Aliant repurchased 10.5 million units for a total cash outlay of $326 million.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $27 million in Q3 2008 and $24 million for the first nine months of 2008 and consisted mainly of cash proceeds received on the sale of certain of our discontinued operations.
     Cash provided by discontinued operations was $345 million on a year-to-date basis in 2007 and consisted mainly of $327 million of net proceeds from Bell Aliant’s sale of ADS on April 30, 2007.

CREDIT RATINGS

Our key credit ratings at October 28, 2008 remain unchanged from those described in the BCE 2007 MD&A with the exception of those provided by DBRS Inc. (DBRS).
     On October 7, 2008, DBRS published a Rating Report stating in part that “DBRS has assigned BB (low) Issuer Ratings to BCE Acquisition Inc. (BAI) and Bell Canada, a wholly owned subsidiary of BCE Inc. (BCE or the Company). Additionally, DBRS has assigned recovery and instrument ratings to Bell Canada’s existing debt and BAI’s approximately $32 billion of new debt. Specifically, DBRS has assigned a recovery rating of RR1 to Bell Canada’s legacy senior debt (now secured) and downgraded its instrument rating to BBB (low) from “A” and assigned a recovery rating of RR6 to Bell Canada’s subordinated debt and downgraded its instrument rating to B from BBB (high). DBRS has assigned recovery ratings of RR1, RR3 and RR6 to BAI’s secured, unsecured senior and unsecured subordinated debt, respectively, and instrument ratings of BBB (low), BB and B, respectively. All trends are Stable. DBRS has also discontinued the short-term ratings of BCE and Bell Canada as these instruments will be or have been repaid. Once the privatization is complete, the remaining BCE debt and preferred shares will be discontinued after the securities are repaid.”

20  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2007 MD&A except that, as announced on July 4, 2008, prior to closing of the Privatization, BCE Inc. will not pay dividends on its common shares. Dividends on preferred shares will continue to be paid.
     If the downturn in the capital markets continues to the end of 2008, our defined benefit pension plans will be in a solvency deficit position and additional significant contributions will be required in 2009.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 37 to 43 of the BCE 2007 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2007 AIF.

Lawsuits Related to BCE Inc.

Purported Class Action Concerning Dividends

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against BCE Inc. on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008.
     The plaintiffs allege, among other things, that by amending the Definitive Agreement on July 4, 2008 without seeking the approval of the class members, BCE Inc. violated the terms, restrictions and conditions of its by-laws, articles and dividend policy, and of the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the Arrangement. The plaintiffs also allege that the Final Amending Agreement of July 4, 2008 is oppressive to class members within the meaning of the Canada Business Corporations Act in that, among other things, the cancellation of BCE Inc.’s common share dividends defeated the reasonable expectations of class members in approving the Privatization.
     The action seeks, among other things, the payment by BCE Inc. to class members of its 2008 second and third quarter common share dividends and an injunction enjoining the Privatization until the dividends are paid.

Lawsuits Related to Bell Canada

Purported Class Action Concerning Bell Mobility Billing System

As discussed in more detail in the BCE 2007 AIF, on October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform.
     On July 20, 2007, the Québec Superior Court dismissed the motion seeking certification to proceed as a class action. On August 16, 2007, petitioner filed a notice of appeal and in December 2007 filed a factum with a motion to amend the class description. Bell Mobility filed its factum in March 2008. The hearing took place before the Québec Court of Appeal on October 21, 2008 and the parties are waiting for the court’s judgment. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Class Action Concerning Bell ExpressVu Late Payment Charges

As discussed in more detail in the BCE 2007 AIF, the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, on February 12, 2008, the Ontario Superior Court of Justice certified as a class proceeding the plaintiffs’ action against Bell ExpressVu seeking the repayment of certain interest and late payment fees and the payment of punitive damages. The members of the class are all former and current customers of Bell ExpressVu who were charged beginning January 1, 2003, administrative fees. The plaintiffs allege that the interest and late payment fees charged by Bell ExpressVu are in excess of the effective annual rate of interest permitted by the Criminal Code (Canada).

BCE INC.  Q3 2008  QUARTERLY REPORT  21

Management’s Discussion and Analysis

     On September 15, 2008, the Ontario Superior Court heard motions for summary judgment brought on behalf of Bell ExpressVu and on behalf of the plaintiffs. The issue on both motions was whether the administrative fees charged by Bell ExpressVu were “interest” as defined in s. 347 of the Criminal Code. The Ontario Superior Court granted the plaintiffs’ motion for summary judgment and dismissed Bell ExpressVu’s motion for summary judgment. In so doing, the court found that the administrative fees were “interest” as defined in s. 347 of the Criminal Code.
     Bell ExpressVu has appealed to the Ontario Court of Appeal from the Ontario Superior Court’s order granting summary judgment in favour of the plaintiffs. Bell ExpressVu has also sought leave from the Divisional Court of the Ontario Superior Court to appeal from the Ontario Superior Court’s order denying Bell ExpressVu’s motion for summary judgment. The motion for leave to appeal to the Divisional Court is scheduled to be heard on November 20, 2008. If leave is granted by the Divisional Court Bell ExpressVu will apply to the Court of Appeal to seek to have the two appeals heard together.

Independent Dealers’ Lawsuits

On October 21, 2008, two lawsuits were filed against Bell Distribution Inc. (BDI) by certain independent dealers in Ontario and Québec. A statement of claim was filed in the Ontario Superior Court of Justice by 36 Ontario-based dealers and a motion to institute proceedings was filed in the Québec Superior Court by 37 Québec-based dealers.
     The lawsuits allege that BDI breached its 2004 BDI Independent Dealer Agreement (Dealer Agreement), an associated settlement agreement which partly settled previous claims made by dealers in connection with the Dealer Agreement, and BDI’s contractual, statutory and common law duties of good faith and fair dealing by, among other things, unilaterally reducing certain commissions and unfairly competing with the dealers through other sales channels. The plaintiffs are seeking a mandatory order compelling BDI to cancel and reverse the commission reductions, injunctive relief in Québec and Ontario preventing further unilateral changes to commissions, declarations that the dealers are not bound by the exclusivity and non-competition clauses in the Dealer Agreement and an accounting of all profits from sales made through other channels in breach of the Dealer Agreement. The plaintiffs are seeking damages totalling $266 million for lost commissions ($17 million), diminution in the value of their businesses ($219 million) and punitive damages ($30 million).
     Please see the section Legal Proceedings of the BCE 2007 AIF, as subsequently updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, for a more complete description of certain of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2007 MD&A under Our Regulatory Environment at pages 43 to 50 of the Bell Canada Enterprises 2007 Annual Report (BCE 2007 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2007 MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment at September 30, 2008 was estimated to be $152 million. This estimate takes into account the estimated deferral account drawdown associated with the CRTC-approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. The annualized recurring amount in Bell Canada’s deferral account is estimated at $16.3 million. On March 3, 2008, Bell Canada and Bell Aliant filed proposed reductions to rates for stand-alone local residential telephone access services in regulated exchanges within the non-high-cost serving area portions of their Ontario and Québec serving areas to eliminate Bell Canada’s related future annualized deferral account commitment. The CRTC decision on this application is pending. As of September 30, 2008, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.
     As discussed in more detail in the BCE 2007 MD&A, the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, on January 17, 2008, the CRTC issued Telecom Decision 2008-1, in which it approved the use of deferral account funds to extend broadband service to an additional 85 communities in Ontario and Québec. On March 6, 2008, the CRTC issued Telecom Decision 2008-21 and approved the use of deferral account funds to extend broadband service to an additional community in Ontario. Together with the 16 communities already approved, a total of 102 communities would benefit from broadband deployment using funds from the deferral account. Since this broadband expansion is uneconomic, the assets are impaired and, as such, we have accrued $236 million in restructuring and other to reflect the cost of this expansion to the additional 86 communities. In total, we have accrued $273 million in other long-term liabilities for the approved 102 communities.

22  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     The issues of rebates and broadband expansion using deferral account funds were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services.
     In an order dated March 7, 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. On May 6, 2008, Bell Canada filed an application seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision regarding rebates. On the same day, TELUS Communications Inc. filed an application with the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s decision as it relates to rebates on the same grounds as Bell Canada. Also on May 6, 2008, the consumer groups filed a leave to appeal application with the Supreme Court of Canada related to the Federal Court of Appeal’s decision to permit the use of deferral account funds for broadband expansion.
     By order of the Federal Court of Appeal of January 25, 2008, Telecom Decision 2006-9 was stayed, effectively suspending the disposition of deferral account funds, except for funds for the improvement of accessibility to communications services for persons with disabilities, until the Supreme Court of Canada issued its determinations on the leave to appeal applications.
     On September 25, 2008, the Supreme Court of Canada approved the leave to appeal applications filed by each of Bell Canada, the consumer groups and TELUS Communications Inc. The Supreme Court also approved the extension of the stay of Decision 2006-9, as it relates to the use of deferral account funds for broadband expansion and rebates, until it issues its final decision on the appeals that it has agreed to hear.

Canadian Association of Internet Providers (CAIP) Part VII Application

As discussed in more detail in the BCE 2008 First Quarter MD&A and in the BCE 2008 Second Quarter MD&A, on April 3, 2008, CAIP filed an application with the CRTC seeking an interim order that Bell Canada be directed to stop traffic management of its gateway access service (GAS) immediately while the CRTC examines the issue. It also sought a permanent order preventing Bell Canada from carrying out traffic management of its GAS services in the future. On May 14, 2008, the CRTC denied CAIP’s request for an interim order directing Bell Canada to stop traffic management of its GAS service immediately because CAIP had not demonstrated that its members would suffer irreparable harm if the order was not granted. On May 15, 2008, the CRTC issued a process letter for disposition of the application for a permanent order. In a letter dated October 8, 2008, the CRTC indicated that it expects to issue its decision by October 31, 2008.

BROADCASTING ACT

Bell ExpressVu

As discussed in more detail in the BCE 2007 MD&A, in July 2007, the CRTC initiated a public process intended to review the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. This comprehensive re-examination of the Broadcasting Distribution Regulations will impact Bell ExpressVu’s DTH satellite television service and Bell Canada’s terrestrial IPTV cable service. To the extent regulation is lessened, it could benefit Bell Canada’s broadcasting initiatives by freeing us to compete more effectively and to exercise greater control over our operations. The CRTC has determined that the possibility of requiring cable and satellite operators to pay over-the-air broadcasters for the right to carry their signals, including distant or out-of-market signals, is under consideration in this proceeding. Comments were filed on January 25, 2008 and a public hearing concluded on April 24, 2008. The CRTC’s determinations in this matter are anticipated by the end of October of 2008.

CRTC Consultation on Canadian Broadcasting in New Media

As discussed in more detail in the BCE 2008 Second Quarter MD&A, on May 15, 2008, the CRTC issued Broadcasting Public Notice CRTC 2008-44 to obtain comments on the scope of a future proceeding on Canadian broadcasting in new media. The CRTC considers broadcasting in new media to be the distribution of audio or video content over new technologies such as the Internet or mobile devices. In 1999, the CRTC had exempted broadcasting delivered or accessed over the Internet from regulation due to its limited impact on traditional radio and television and its finding that regulation was not necessary to achieve the objectives of the Broadcasting Act. More recently, it had similarly exempted broadcasting over mobile devices. Coinciding with the Public Notice, the CRTC released a research paper, ‘Perspectives on Canadian Broadcasting in New Media’, in which it concluded that due to the expansion and complexity of the new media broadcasting environment, public discussions on content and access were necessary to explore the contribution of new media broadcasting to the achievement of the objectives of the Act. Among other issues, ‘Perspectives on Canadian Broadcasting in New Media’ discusses the need for funding mechanisms for the creation and promotion of Canadian new media broadcasting content, including consideration of the potential requirement for direct financial contribution from content aggregators, Internet service providers and portal operators.

BCE INC.  Q3 2008  QUARTERLY REPORT  23

Management’s Discussion and Analysis

     On October 15, 2008, the CRTC issued Broadcasting Notice of Public Hearing CRTC 2008-11 where it initiated a proceeding to consider issues pertaining to Canadian broadcasting in new media. The CRTC has asked interested parties to respond to questions and to provide comments, with rationale and supporting evidence, on the following matters:

  the definition of broadcasting in new media

  the significance of broadcasting in new media and its impact on the Canadian broadcasting system whether incentives or regulatory measures are necessary or desirable for the creation and promotion of Canadian broadcasting content in new media if there are issues concerning access to broadcasting content in new media what other broadcasting or public policy objectives should be considered the appropriateness of the new media exemption orders.

Comments are due by December 5, 2008 and a public hearing is scheduled to commence on February 17, 2009. A decision from the CRTC requiring content aggregators, Internet service providers and/or portal operators to subsidize Canadian new media broadcasting content could have a negative effect on our business and financial results.

Risks that Could Affect Our Business and Results

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.
     In the BCE 2007 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, and is further updated in this MD&A. The risks described in the BCE 2007 MD&A, as subsequently updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, included risks associated with:

  general economic conditions

  failure to achieve our business objectives

  the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand competitive risks related to potential changes in foreign ownership restrictions events affecting the operations of our service providers operating outside Canada our ability to raise the capital we need to implement our business plan the consummation of the Privatization is still subject to certain terms and conditions and contractual termination rights our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations increased regulation banning the use of wireless devices while driving launch and in-orbit risks of satellites used by Bell ExpressVu increased pension fund contributions

  health concerns about radio frequency emissions from wireless devices.

Please see the section Risks that Could Affect Our Business and Results in the BCE 2007 MD&A at pages 50 to 58 of the BCE 2007 Annual Report, as updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, and as further updated below, and the sections Our Competitive Environment and Our Regulatory Environment, in the BCE 2007 MD&A, at pages 40 to 50 of the BCE 2007 Annual Report, as updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A, and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

24  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section Risks that Could Affect Our Business and Results of the BCE 2007 MD&A as subsequently updated in the BCE 2008 First Quarter MD&A and the BCE 2008 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section Risks that Could Affect Our Business and Results of the BCE 2007 MD&A.

We may be required to increase contributions to our defined benefit pension plans in the future, depending on future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including actual returns on pension plan assets, long-term interest rates and changes in pension regulations. These factors could require us to increase contributions to our defined benefit pension plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     If the downturn in the capital markets continues to the end of 2008, our defined benefit pension plans will be in a solvency deficit position and additional significant contributions will be required in 2009.

The expected timing and completion of the HSPA overlay of our wireless network are subject to various risks.

As previously indicated, on October 10, 2008, we announced a strategic initiative to overlay our existing national 3G CDMA/EVDO wireless network with a network technology known as HSPA. This HSPA overlay is expected to be completed by early 2010. Risks and uncertainties that could adversely affect the expected timing and completion of this network overlay include: difficulties in the completion of definitive agreements with suppliers; supply shortages, product defects and product liability; increased costs or difficulties related to completion of the network build or the network sharing arrangement with TELUS; our ability to fully realize the expected benefits, efficiencies and cost savings from the new technology or proposed initiative; the level of difficulty experienced in the transition of services or technology; general economic and market conditions and availability of capital; failure to achieve our business objectives; availability of spectrum-related assets necessary to deploy HSPA technology; events affecting the functionality of, and our ability to protect and maintain, our networks, IT systems and software; the intensity of competitive activity; intellectual property right claims or other litigation in respect of HSPA technology (or related network elements); labour disruptions; the potential adverse effects on our networks of the significant increase in broadband demand; potential changes in foreign ownership restrictions; regulatory initiatives or proceedings, litigation and changes in laws or regulations; and other anticipated and unanticipated costs and expenses and other risk factors relating to us or affecting TELUS or the selected suppliers.

PRIVATIZATION TRANSACTION

The consummation of the Privatization is still subject to certain terms and conditions including contractual termination rights.

The timing and completion of the Privatization is subject to each of the parties fulfilling their commitments under the transaction documents and to certain terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the Definitive Agreement, as subsequently amended including by the Final Amending Agreement, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement may exercise their termination rights, in which case the Privatization could be modified, restructured or terminated, as applicable. Failure to complete the Privatization could have a material adverse impact on the market price of BCE Inc.’s shares.

BCE INC.  Q3 2008  QUARTERLY REPORT  25

Management’s Discussion and Analysis

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decisions in 2008 to cease operations or sell certain of our businesses. They are now shown as discontinued operations.
     Telesat was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 13, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008. The effect of adopting this section was not significant.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements designed to enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 13, Financial and Capital Management.

26  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable entities, which includes Canadian reporting issuers. The Canadian Securities Administrators have issued a notice that would allow Canadian reporting issuers to adopt IFRS at an earlier date on an exception basis with its approval. IFRS differs from Canadian GAAP in a number of respects. We have developed a plan for the changeover to IFRS. We have completed the first phase of the plan and have identified the differences between Canadian GAAP and IFRS. Work has commenced on assessing the impact of the differences on our business processes and systems. Work is in the early stages and, as a result, we are not able to quantify the impact that the future adoption of IFRS will have on our financial statements. However, such impact may be material. IFRS on the date of adoption is expected to differ from current IFRS. We will prepare our financial statements in accordance with IFRS for periods commencing on January 1, 2011.

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	654	903	2,186	2,730
Depreciation and amortization of intangible assets	794	812	2,399	2,401
Restructuring and other	320	78	674	185

EBITDA	1,768	1,793	5,259	5,316

BELL CANADA	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	451	687	1,608	2,092
Depreciation and amortization of intangible assets	654	647	1,970	1,916
Restructuring and other	320	57	674	167

EBITDA	1,425	1,391	4,252	4,175

BCE INC.  Q3 2008  QUARTERLY REPORT  27

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell Canada and for our Bell Wireline and Bell Wireless Segments.

BCE	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	654	903	2,186	2,730
Restructuring and other	320	78	674	185

Operating income before restructuring and other	974	981	2,860	2,915

BELL CANADA	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	451	687	1,608	2,092
Restructuring and other	320	57	674	167

Operating income before restructuring and other	771	744	2,282	2,259

BELL WIRELINE	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	113	351	661	1,177
Restructuring and other	309	56	652	166

Operating income before restructuring and other	422	407	1,313	1,343

BELL WIRELESS	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating income	338	336	947	915
Restructuring and other	11	1	22	1

Operating income before restructuring and other	349	337	969	916

NET EARNINGS BEFORE RESTRUCTURING AND OTHER AND NET LOSSES (GAINS) ON INVESTMENTS

The term net earnings before restructuring and other and net losses (gains) on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other and net losses (gains) on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net losses (gains) on investments on a consolidated basis and per BCE Inc. common share.

		Q3 2008		Q3 2007		YTD 2008		YTD 2007

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	248	0.31	406	0.50	867	1.08	1,572	1.95
Restructuring and other	220	0.27	43	0.05	465	0.58	113	0.14
Net losses (gains) on investments	20	0.02	(7)	(0.01)	38	0.04	(378)	(0.47)

Net earnings before restructuring and other and net losses (gains) on investments	488	0.60	442	0.54	1,370	1.70	1,307	1.62

28  BCE  INC.  Q3 2008  QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Cash flows from operating activities	1,649	1,605	4,076	3,991
Capital expenditures	(705)	(763)	(1,966)	(2,228)
Total dividends paid	(123)	(421)	(959)	(1,259)
Other investing activities	(732)	4	(727)	6

Free cash flow	89	425	424	510

BCE INC.  Q3 2008  QUARTERLY REPORT  29

Consolidated Statements of Operations

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2008	2007	2008	2007

Operating revenues		4,460	4,476	13,244	13,260

Cost of revenue, exclusive of depreciation and amortization		(1,102)	(995)	(3,251)	(2,961)
Selling, general and administrative expenses		(1,590)	(1,688)	(4,734)	(4,983)
Depreciation		(619)	(649)	(1,854)	(1,930)
Amortization of intangible assets		(175)	(163)	(545)	(471)
Restructuring and other	4	(320)	(78)	(674)	(185)

Total operating expenses		(3,806)	(3,573)	(11,058)	(10,530)

Operating income		654	903	2,186	2,730
Other income (expense)	5	1	(5)	28	106
Interest expense		(193)	(213)	(584)	(648)

Pre-tax earnings from continuing operations		462	685	1,630	2,188
Income taxes	6	(82)	(154)	(384)	(377)
Non-controlling interest		(90)	(84)	(252)	(266)

Earnings from continuing operations		290	447	994	1,545
Discontinued operations	7	(10)	(7)	(33)	124

Net earnings		280	440	961	1,669
Dividends on preferred shares		(32)	(34)	(94)	(97)

Net earnings applicable to common shares		248	406	867	1,572

Net earnings per common share – basic
Continuing operations		0.32	0.51	1.12	1.80
Discontinued operations		(0.01)	(0.01)	(0.04)	0.15
Net earnings		0.31	0.50	1.08	1.95
Net earnings per common share – diluted
Continuing operations		0.31	0.51	1.11	1.80
Discontinued operations		(0.01)	(0.01)	(0.04)	0.15
Net earnings		0.30	0.50	1.07	1.95
Dividends per common share		–	0.365	0.365	1.095
Average number of common shares outstanding – basic (millions)		806.0	804.9	805.6	804.7

30  BCE  INC.  Q3 2008  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2008	2007	2008	2007

Net earnings	280	440	961	1,669
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized (losses) gains on available-for-sale financial assets	(91)	(74)	(111)	202
Net change in unrealized losses on derivatives designated as cash flow hedges	(1)	(11)	–	(15)
Net change in unrealized gains on currency translation adjustment (CTA)	2	1	1	3

Other comprehensive (loss) income	(90)	(84)	(110)	190

Comprehensive income	190	356	851	1,859

Consolidated Statements of Deficit

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2008	2007	2008	2007

Balance at beginning of period		(1,353)	(3,853)	(1,679)	(4,343)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		–	–	–	4
Net earnings		280	440	961	1,669
Dividends declared on preferred shares		(32)	(34)	(94)	(97)
Dividends declared on common shares	13	–	(294)	(294)	(879)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus		–	–	–	(95)
Other		(1)	1	–	1

Balance at end of period		(1,106)	(3,740)	(1,106)	(3,740)

BCE INC.  Q3 2008  QUARTERLY REPORT  31

Consolidated Balance Sheets

		SEPTEMBER 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2008	2007

ASSETS

Current assets
Cash and cash equivalents		2,578	2,655
Accounts receivable	13	1,852	1,911
Future income taxes		82	71
Inventory	8	368	264
Prepaid and other expenses		385	276
Current assets of discontinued operations	7	19	36

Total current assets		5,284	5,213

Capital assets
Property, plant and equipment		18,461	18,595
Finite-life intangible assets		2,631	2,475
Indefinite-life intangible assets		2,954	2,913

Total capital assets		24,046	23,983

Other long-term assets	9	3,422	2,945
Goodwill	10	5,717	5,855
Non-current assets of discontinued operations	7	14	86

Total assets		38,483	38,082

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,092	3,256
Interest payable		168	145
Dividends payable		43	337
Debt due within one year		1,381	717
Current liabilities of discontinued operations	7	13	38

Total current liabilities		4,697	4,493

Long-term debt		9,997	10,621
Other long-term liabilities		4,956	4,631
Non-current liabilities of discontinued operations	7	–	2

Total liabilities		19,650	19,747

Non-controlling interest		1,107	1,103

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares		13,565	13,536
Contributed surplus		2,539	2,537
Accumulated other comprehensive (loss) income		(42)	68
Deficit		(1,106)	(1,679)

Total common shareholders’ equity		14,956	14,462

Total shareholders’ equity		17,726	17,232

Total liabilities and shareholders’ equity		38,483	38,082

32  BCE  INC.  Q3 2008  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2008	2007	2008	2007

Cash flows from operating activities
Net earnings		280	440	961	1,669
Less: (Losses) earnings from discontinued operations, net of tax		(10)	(7)	(33)	124

Earnings from continuing operations		290	447	994	1,545
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		794	812	2,399	2,401
Net benefit plans cost	12	69	97	210	297
Restructuring and other	4	320	78	674	185
Losses (gains) on investments	5	14	(6)	16	(125)
Future income taxes		(24)	215	1	216
Non-controlling interest		90	84	252	266
Contributions to employee pension plans	12	(49)	(42)	(141)	(229)
Other employee future benefit plan payments	12	(25)	(23)	(72)	(71)
Payments of restructuring and other		(84)	(20)	(137)	(91)
Operating assets and liabilities		254	(37)	(120)	(403)

Cash flows from operating activities		1,649	1,605	4,076	3,991

Cash flows used in investing activities
Capital expenditures		(705)	(763)	(1,966)	(2,228)
Business acquisitions		–	(14)	(55)	(163)
Business dispositions		–	–	(10)	–
Bell Aliant Regional Communications Income Fund (Bell Aliant)		–	–	–	(7)
Going-private costs	2	(148)	(36)	(165)	(36)
Increase in investments		(1)	(5)	(5)	(21)
Decrease in investments		–	50	1	63
Other investing activities	9	(732)	4	(727)	6

Cash flows used in investing activities		(1,586)	(764)	(2,927)	(2,386)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		26	(345)	41	478
Issue of long-term debt		–	16	50	1,071
Repayment of long-term debt		(94)	(89)	(378)	(2,101)
Issue of common shares		11	16	27	148
Repurchase of common shares		–	–	–	(227)
Redemption of equity securities by subsidiaries from non-controlling interest		–	(117)	–	(329)
Issue of equity securities by subsidiaries to non-controlling interest		1	–	1	–
Cash dividends paid on common shares	13	–	(293)	(587)	(853)
Cash dividends paid on preferred shares		(31)	(34)	(98)	(90)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(92)	(94)	(274)	(316)
Other financing activities		(11)	(5)	(32)	(53)

Cash flows used in financing activities		(190)	(945)	(1,250)	(2,272)

Cash flows used in continuing operations		(127)	(104)	(101)	(667)
Cash flows used in discontinued operations activities		–	(3)	(2)	(6)
Cash flows from discontinued investing activities		29	1	28	351
Cash flows used in discontinued financing activities		(2)	–	(2)	–

Net decrease in cash and cash equivalents		(100)	(106)	(77)	(322)
Cash and cash equivalents at beginning of period		2,681	365	2,658	581

Cash and cash equivalents at end of period		2,581	259	2,581	259

Consists of:
Cash and cash equivalents of continuing operations		2,578	256	2,578	256
Cash and cash equivalents of discontinued operations		3	3	3	3

Total		2,581	259	2,581	259

BCE INC.  Q3 2008  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2007, on pages 68 to 110 of BCE Inc.’s 2007 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decisions in 2008 to cease operations or to sell certain of our businesses. They are now shown as discontinued operations.
     Telesat Canada (Telesat) was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell ExpressVu) that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 13, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008. The effect of adopting this section was not significant.

34   BCE INC.  Q3 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies (continued)

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements designed to enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

     Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 13, Financial and Capital Management.

Note 2. Going-Private Transaction

On March 7, 2008, the Québec Superior Court approved the plan of arrangement (the Arrangement) pursuant to which a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity, is to acquire all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The Québec Superior Court dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures.
     On May 21, 2008, the Québec Court of Appeal overturned this decision of the Québec Superior Court approving the Arrangement. BCE Inc. and Bell Canada, together with the Purchaser, sought and were granted leave to appeal the Québec Court of Appeal’s decision to the Supreme Court of Canada.
     On June 20, 2008, the Supreme Court of Canada reversed the Québec Court of Appeal’s decision and reinstated the Québec Superior Court’s order approving the Arrangement.
     BCE received final approval for the Privatization on June 20, 2008 from the Canadian Radio-television and Telecommunications Commission (CRTC) and from Industry Canada on June 23, 2008. On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the Definitive Agreement dated June 29, 2007. The Privatization is scheduled to close on or before December 11, 2008.

   BCE INC.  Q3 2008  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 3. Segmented Information

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

The following table is a summary of financial information by segment for the last two years.

			THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2008	2007	2008	2007

Operating revenues

Bell Wireline	External customers	2,545	2,577	7,673	7,751
	Inter-segment	97	92	275	250

		2,642	2,669	7,948	8,001

Bell Wireless	External customers	1,170	1,066	3,310	3,013
	Inter-segment	10	14	36	42

		1,180	1,080	3,346	3,055

Inter-segment eliminations – Bell		(65)	(60)	(187)	(166)

Bell		3,757	3,689	11,107	10,890

Bell Aliant	External customers	745	735	2,261	2,212
	Inter-segment	76	97	256	284

		821	832	2,517	2,496

Telesat	External customers	–	98	–	284
	Inter-segment	–	32	–	129

		–	130	–	413

Inter-segment eliminations – BCE		(118)	(175)	(380)	(539)

Total operating revenues		4,460	4,476	13,244	13,260

Operating income

Bell Wireline		113	351	661	1,177
Bell Wireless		338	336	947	915

Bell		451	687	1,608	2,092
Bell Aliant		203	177	578	536
Telesat		–	47	–	145

Inter-segment eliminations		–	(8)	–	(43)

Total operating income		654	903	2,186	2,730
Other income (expense)		1	(5)	28	106
Interest expense		(193)	(213)	(584)	(648)
Income taxes		(82)	(154)	(384)	(377)
Non-controlling interest		(90)	(84)	(252)	(266)

Earnings from continuing operations		290	447	994	1,545

36   BCE INC.  Q3 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 4. Restructuring and Other

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007

Employee costs
Bell Canada	(214)	(5)	(246)	(53)
Bell Aliant	–	(21)	–	(22)
Real estate – Bell Canada	(21)	(5)	(30)	(24)

Total restructuring costs	(235)	(31)	(276)	(99)
Other charges	(85)	(47)	(398)	(86)

Total restructuring and other	(320)	(78)	(674)	(185)

The liability for restructuring costs at September 30, 2008 is as follows:

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2007	127	23	150
2008 restructuring costs	237	–	237
Real estate	30	–	30
Less: Cash payments	(113)	(11)	(124)

Balance at September 30, 2008	281	12	293

RESTRUCTURING COSTS

Restructuring costs consist mainly of employee termination charges at Bell Canada related to workforce reduction initiatives for the involuntary departure of approximately 1,950 employees in the third quarter of 2008 and 2,320 employees on a year-to-date basis in 2008, and the voluntary and involuntary departure of approximately 110 employees and 730 employees for the same periods in 2007.
     Included in the 2007 year-to-date charge of $53 million at Bell Canada is $26 million relating to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 received immediate pension and post-employment benefits, and 190 of those also received an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.
     Since 2004, we have recorded $232 million in real estate costs at Bell Canada for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce. We expect to spend approximately $15 million to relocate employees and close additional real estate facilities as a result of these initiatives in our Bell Wireline segment.
     We also expect to spend approximately $24 million for relocation costs and $68 million for lease vacancy and lease buyout costs related to the relocation of employees to campus premises in Calgary, Toronto and Montréal. The move is expected to be complete in 2009. These costs will be recorded in our Bell Wireline segment in 2008 through to 2009, with payments extending to 2024.

OTHER CHARGES

We recorded other charges of $398 million in 2008 related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of deferral account funds for the uneconomic expansion of broadband to an additional 86 communities, $133 million for employee retention and other costs associated with the Privatization (see Note 2, Going-Private Transaction) and costs related to Bell’s rebranding. Of the total other charges, $165 million was paid in 2008. We expect to incur additional costs of approximately $220 million to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.
     We recorded other charges of $86 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the Privatization (see Note 2, Going-Private Transaction). These transaction costs relate mainly to financial advisory, professional and consulting fees.

   BCE INC.  Q3 2008  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 5. Other Income (Expense)

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007

(Losses) gains on investments	(14)	6	(16)	125
Interest income	23	7	78	20
Securitization losses	(11)	(16)	(40)	(46)
Foreign currency gains (losses)	7	(11)	13	(31)
Other	(4)	9	(7)	38

Total other income (expense)	1	(5)	28	106

(LOSSES) GAINS ON INVESTMENTS

Gains on investments of $125 million on a year-to-date basis in 2007 resulted mainly from a $92 million dilution gain from the privatization by Bell Aliant of the Bell Nordiq Income Fund in the first quarter of 2007.

Note 6. Income Taxes

In the second quarter of 2007, we reached a settlement on an uncertain tax position in connection with the sale of an investment in a prior year. This resulted in the reversal of a tax liability.

Note 7. Discontinued Operations

The following table summarizes the net (loss) gain from discontinued operations as a result of our decisions to cease operations or to sell certain of our businesses.

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007

Aliant Directory Services (ADS)	1	–	(1)	114
Bell Canada International Inc. (BCI)	–	–	–	25
CTVglobemedia Inc. (CTVglobemedia)	–	–	–	2
Other	(11)	(7)	(32)	(17)

Net (loss) gain from discontinued operations	(10)	(7)	(33)	124

The following table is a summarized statement of operations for the discontinued operations.

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007

Revenue	7	19	44	78

(Loss) income from discontinued operations	(4)	(8)	(8)	(5)
(Loss) gain from discontinued operations	(7)	–	(24)	341
Income tax expense on operating income	1	–	(1)	(3)
Income tax expense on gain	–	–	–	(56)
Non-controlling interest	–	1	–	(153)

Net (loss) gain from discontinued operations	(10)	(7)	(33)	124

ADS

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. At March 31, 2007, we accounted for ADS as a discontinued operation and no longer proportionately consolidated its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, YPG through Yellow Pages Income Fund and Bell Aliant announced that they completed the transaction in accordance with the terms previously announced on February 19, 2007, and we realized net proceeds of $327 million. The gain on disposition was approximately $110 million.

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflected the final distribution in the context of BCI’s plan of arrangement.

38   BCE INC.  Q3 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8. Inventory

	SEPTEMBER 30,	DECEMBER 31,
	2008	2007

Work in progress	78	68
Finished goods	310	218
Provision	(20)	(22)

Total inventory	368	264

Note 9. Other Long-Term Assets

	SEPTEMBER 30,	DECEMBER 31,
	2008	2007

Accrued benefit asset	1,553	1,524
Advanced wireless services (AWS) spectrum licences	741	–
Future income taxes	92	128
Available-for-sale publicly-traded securities	255	366
Available-for-sale privately-held securities	287	300
Investment tax credits	111	239
Long-term notes and other receivables	74	97
Other	309	291

Total other long-term assets	3,422	2,945

In the third quarter of 2008, we purchased AWS spectrum licences for $741 million, all of which was paid in the quarter, and is recorded in Other investing activities on the statement of cash flows. The AWS spectrum licences are included in our Bell Wireless segment.
     Ownership of the AWS spectrum licences is subject to approval from Industry Canada based on our meeting certain terms and conditions. Upon approval from Industry Canada, the amount will be reclassified from Other long-term assets to Indefinite-life intangible assets on the balance sheet.

Note 10. Goodwill

Balance at December 31, 2007	5,855
Current period acquisitions	57
Contingent consideration paid in respect of a prior year’s acquisition	3
Adjustments from completion of prior year’s purchase price allocation	(197)
Other	(1)

Balance at September 30, 2008	5,717

In the first quarter of 2008, Bell Aliant finalized the purchase price allocation relating to its 2007 acquisition of the remaining 36.7% interest it did not already own in NorthernTel Limited Partnership and Télébec Limited Partnership, the operating partnerships of Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. This allocation had the following impact on our balance sheet:

  goodwill decreased by $194 million

  property, plant and equipment increased by $37 million

  finite-life intangibles increased by $190 million

  indefinite-life intangibles increased by $41 million

  future income tax liability increased by $52 million

  accrued benefit liability increased by $19 million

  long-term debt increased by $3 million.

   BCE INC.  Q3 2008  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation Plans

STOCK OPTIONS

The following table summarizes stock options outstanding at September 30, 2008.

		NUMBER OF OPTIONS			WEIGHTED AVERAGE GRANT DATE FAIR VALUE ($)		WEIGHTED AVERAGE EXERCISE PRICE ($)

	NON-			NON-		NON-
	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2008	6,195,100	11,502,280	17,697,380	$4	$7	$30	$35	$33
Exercised	–	(943,729)	(943,729)	–	$6	–	$28	$28
Vested	(1,737,400)	1,737,400	–	$4	$4	$31	$31	–
Expired/forfeited	(26,250)	(445,988)	(472,238)	$4	$7	$31	$41	$40

Outstanding, September 30, 2008	4,431,450	11,849,963	16,281,413	$4	$6	$30	$34	$33

The majority of these options were granted in March 2007 and are expensed on a graded vesting method. The right to exercise the options generally vests at 25% a year, over four years of continuous employment from the date of grant.
     For the three months and nine months ended September 30, 2008, we recorded compensation expense for stock options of $2 million and $5 million, respectively. For the three months and nine months ended September 30, 2007, we recorded compensation expense for stock options of $3 million and $8 million, respectively.
     As part of the Arrangement, each non-vested option will be deemed to have vested at the time of the change in control. Each outstanding option will be deemed to be transferred to BCE Inc. in exchange for cash consideration equal to $42.75 less the exercise price of the option, and any applicable special compensation payments. Based on the outstanding number of options as at September 30, 2008, the expected cash outlay is estimated to be $155 million. Upon completion of the Arrangement, no options will remain outstanding and the existing stock-based compensation plans will be cancelled. Should the Arrangement not be completed, the options will vest under the original conditions.

Assumptions Used in Stock Option Pricing Model

There were no stock options granted for the nine-month period ended September 30, 2008. For the nine-month period ended September 30, 2007, stock options were only granted in the first quarter.
     The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

FOR THE PERIOD ENDED SEPTEMBER 30	2007

Number of stock options granted	5,739,106
Weighted average fair value per option granted ($)	4
Weighted average assumptions
Dividend yield	4.5%
Expected volatility	20%
Risk-free interest rate	4.0%
Expected life (years)	4.5

40   BCE INC.  Q3 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 12. Employee Benefit Plans Cost

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007

Pension benefits:
DB plans cost	(32)	(61)	(98)	(186)
DC plans cost	(12)	(10)	(35)	(30)
Other future benefits cost	(25)	(26)	(77)	(81)

Net benefit plans cost (1)	(69)	(97)	(210)	(297)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007	2008	2007	2008	2007

Current service cost	(63)	(71)	(3)	(2)	(195)	(213)	(9)	(8)
Interest cost on accrued benefit obligation	(216)	(215)	(25)	(24)	(648)	(645)	(75)	(73)
Expected return on plan assets	255	258	3	3	767	772	9	9
Amortization of past service costs	(1)	(3)	7	6	(3)	(9)	21	16
Amortization of net actuarial losses	(7)	(30)	(7)	(10)	(21)	(91)	(22)	(28)
Amortization of transitional asset (obligation)	1	2	–	1	2	5	–	3
Increase in valuation allowance	(1)	(2)	–	–	(2)	(5)	–	–
Other	–	–	–	–	2	–	(1)	–

DB plans cost	(32)	(61)	(25)	(26)	(98)	(186)	(77)	(81)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2008	2007	2008	2007	2008	2007	2008	2007

Bell Canada	(23)	(15)	(22)	(21)	(59)	(157)	(65)	(64)
Bell Aliant	(26)	(27)	(3)	(2)	(82)	(72)	(7)	(6)
Telesat	–	–	–	–	–	–	–	(1)

Total	(49)	(42)	(25)	(23)	(141)	(229)	(72)	(71)

Comprised of:
Contributions to DB plans	(39)	(34)	(25)	(23)	(108)	(204)	(72)	(71)
Contributions to DC plans	(10)	(8)	–	–	(33)	(25)	–	–

Note 13. Financial and Capital Management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks which include credit risk, liquidity risk, interest rate risk and foreign exchange risk. To minimize our exposure, we enter into derivative financial instruments to manage our risk as it relates to interest rate risk and foreign exchange risk. We do not use derivative instruments for speculative purposes.
     There has been no significant change in our exposure to financial risks as described in our December 31, 2007 audited financial statements.

   BCE INC.  Q3 2008  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

Note 13. Financial and Capital Management (continued)

Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at September 30, 2008.
     We also are exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
     The following table provides further details on our accounts receivable balances.

	SEPTEMBER 30,	DECEMBER 31,
	2008	2007

Trade accounts receivable	1,407	1,424
Allowance for doubtful accounts	(135)	(128)
Allowance for revenue adjustments	(91)	(91)
Income taxes receivable	166	124
Investment tax credits	358	427
Other accounts receivable	147	155

Total accounts receivable	1,852	1,911

The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

Balance at December 31, 2007	(128)
Change in provisions for impairment in value	(7)

Balance at September 30, 2008	(135)

The following tables provide further details on trade accounts receivable past due but not provisioned.

	SEPTEMBER 30,	DECEMBER 31,
	2008	2007

Trade accounts receivable not past due	945	924
Trade accounts receivable past due and not provisioned
Under 60 days	68	81
60 to 120 days	128	121
Over 120 days	40	79

Trade accounts receivable, net of allowance for doubtful accounts and allowance for revenue adjustments	1,181	1,205

Liquidity risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed financing facilities in place should our cash requirements exceed cash generated from our operations.
     There has been no significant change to the maturities of financial liabilities as disclosed under Note 25, Commitments and Contingencies in BCE’s audited consolidated financial statements for the year ended December 31, 2007. The following table is a summary of interest payable on our long-term debt (excluding capital leases) that is due in each of the next five years and thereafter.

	2008	2009	2010	2011	2012	THEREAFTER	TOTAL

Interest payable on long-term debt (excluding capital leases)	217	611	508	457	392	6,092	8,277
Net interest payments (receipts) on derivatives	5	1	2	(6)	(6)	(27)	(31)

Total	222	612	510	451	386	6,065	8,246

Market risk

The effect on net earnings and other comprehensive income from existing interest rate exposures of a one percentage point increase or decrease in interest rates is not significant. The effect on net earnings and other comprehensive income from existing US$ exposures of a ten-point increase or decrease in the CAD/USD exchange rate is not significant.

42   BCE INC.  Q3 2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 13. Financial and Capital Management (continued)

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     These estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.
     The carrying value of all financial instruments approximates fair value, except as otherwise noted in the following table.

		SEPTEMBER 30, 2008		DECEMBER 31, 2007
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt due within one year	1,094	1,099	463	463
Long-term debt	9,997	9,249	10,621	10,590
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	18	18	20	20
Currency contracts	(64)	(64)	(85)	(85)
Interest rate swaps	21	21	(5)	(5)

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. This includes optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives, we monitor our capital structure and make adjustments, including to our dividend policy, as required. As per the terms of the Final Amending Agreement (see Note 2, Going-Private Transaction), prior to the closing of the Privatization, BCE Inc. will not pay dividends on its common shares but will continue to pay dividends on its preferred shares. There has been no other change in our strategy or the economic conditions or risks associated with our capital structure between December 31, 2007 and the date of these financial statements.
     The following table summarizes some of our key ratios used to monitor and manage our capital structure.

	SEPTEMBER 30,	DECEMBER 31,
	2008	2007

Net debt to total capitalization (1)	31.8%	32.1%
Net debt to EBITDA (earnings before interest, tax, depreciation and amortization of intangible assets) (2)	1.27	1.24
EBITDA to interest	8.72	8.14

(1) We define net debt as debt due within one year plus long-term debt less cash and cash equivalents. Total capitalization includes total net debt, non-controlling interest and shareholders’ equity.
(2) The term EBITDA does not have any standardized meaning according to Canadian GAAP. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.

Note 14. Commitments and Contingencies

LITIGATION

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

BCE’s audited consolidated financial statements for the year ended December 31, 2007, noted that on January 10, 2008, the Québec Superior Court authorized the institution of a class action against Bell Canada and Bell Mobility seeking the repayment of certain late payment charges and the payment of punitive damages. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing. On April 11, 2008, following the Québec Superior Court’s judgment authorizing the plaintiff to institute a class action, the plaintiff filed a motion for such purpose. Based on the information currently available, management believes that the resolution of this claim will not have a material negative effect on our consolidated financial position or results of operations.

   BCE INC.  Q3 2008  QUARTERLY REPORT  43

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